UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

24 August 2012

Telecom Corporation of New Zealand Limited (“Telecom”)

(Translation of registrant’s name into English)

New Zealand

(Jurisdiction of incorporation or organization)

Level 2,

Telecom Place

167 Victoria Street West

Auckland

New Zealand

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒  Form 20-F ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

This report on Form 6-K contains the following:

1.	Media Release

2.	Condensed Financial Statements

3.	Management Commentary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Corporation of New Zealand Limited

Date: 24 August 2012	By:	/s/ Tristan Gilbertson

	Name:	Tristan Gilbertson
	Title:	Group Company Secretary

MEDIA RELEASE 24 August 2012

Telecom delivers result in line with expectations, following successful demerger

Telecom has today announced Net Earnings of $1,157m for the year ended 30 June 2012.

The period included five months of trading before the demerger of Chorus, which became effective on 1 December 2011, and seven months of trading post-demerger.

The result includes a large non-cash accounting adjustment made in H1 that relates to the demerger of Chorus. This adjustment, as well as several other one off items and the overall impact of the demerger, makes prior year comparisons complex.

Reported and adjusted result highlights

	REPORTED FY12 ($M)	ADJUSTED FY12 ($M)	ADJUSTED H2 FY12 ($M)
EBITDA - continuing	1,079	1,048	560
EBITDA - discontinued	1,103	321	0
Total EBITDA	2,182	1,369	560
Net Earnings	1,157	422	182
Total Capex	528	528	203

“Telecom has delivered a satisfactory result in a year that included the Chorus demerger, and the subsequent establishment of Telecom as a new fixed line and IT services provider and mobile network operator,” said Chris Quin, Acting Telecom CEO.

“Telecom’s operational performance reflects an increasingly competitive market and is in line with guidance. Following the creation of a new industry model post demerger, we expect strong competition to continue, with increasing consolidation. Telecom will focus on winning in key markets to drive long term value and will compete aggressively in fixed line to maintain broadband market share.

“I would like to thank our customers for their ongoing support and business during the year, and also recognise the enormous contribution of Telecom’s people during the last 12 months which has seen the creation of two new standalone companies and the closure of the 10 year old CDMA network,” he said.

Telecom reported $1,048m of adjusted Earnings Before Interest, Tax, Depreciation and Amortisation (adjusted EBITDA) for its continuing operations. This represents an increase in adjusted EBITDA of 4.8% on the previous year; however comparisons with prior periods are complex. On a pro-forma basis EBITDA was flat.

Telecom Corporation of New Zealand Limited ARBN 050 611 277

Telecom Place, 167 Victoria Street West, Private Bag 92028, Auckland, New Zealand

Reported EBITDA from continuing operations (prior to eliminating the effects of significant one-off gains, expenses and impairments) increased by 41.8% on the previous year to $1,079m in FY12. Adjusted operating revenues have declined by 8.9% to $4,540m.

“There have been a number of one-off changes affecting the year-on-year revenue trends, relating to the rationalisation of low margin customers in our international business and in Australia, the impact of mobile termination rate regulation and the effect of the AAPT consumer division sale part-way through the prior year.

“When these declines are ring-fenced the New Zealand business revenues fell around 2% for the year. Core business such as domestic fixed line access, calling and data continue to decline and are partially offset by growth in mobile and broadband.

“In addition, the decline in revenue has been offset by reductions in operating expenses, which fell by more than 12% compared to the prior year.

“Total capital expenditure is down 42% to $528m and we have delivered strong adjusted free cash flows for continuing operations of $656m,” he said.

Dividend and capital management

Telecom has declared a second half dividend of 11c per share with 75% imputation, bringing the total dividend for the year to 20c per share.

“This improvement in adjusted free cash flow has enabled the payment of the same level of dividend that we delivered in the previous financial year as an integrated company,” said Chris Quin.

Telecom’s on-market buy-back to return up to $300m of capital during the calendar year has returned $169m to date. Management will continue to adopt a conservative approach and may elect to complete the buyback, of up to $300m, over a longer period of time if required.

Key product lines

Post demerger, Telecom has retained its focus on the key markets of mobile, broadband and ICT.

“During the year Telecom worked towards the closure of its 10 year old CDMA mobile network, which was switched off a month after the end of the financial year,” said Chris Quin.

“Telecom’s total mobile base reset to around 1.6m connections at 31 July 2012, reflecting the impact of the CDMA closure. The average revenue per month of CDMA connections remaining on the network at shutdown was around $1.50 per connection.

“We lost some lower-value or zero use CDMA customers as we approached the switch off. We have welcomed 63,000 new customers onto higher value post-paid plans on our newer Smartphone network during the financial year. As a result mobile voice and data revenues grew by 2% compared to the prior year.

Telecom Corporation of New Zealand Limited ARBN 050 611 277

Telecom Place, 167 Victoria Street West, Private Bag 92028, Auckland, New Zealand

“We have also seen increasing competition and price pressure in the fixed line business, however retention offers have stabilised the customer base.

“Broadband and internet revenues in New Zealand increased by $13 million, or 4.1%, to $333m in FY12.

“Despite an increase in price-based competition in the market, broadband connections increased by 9,000, to 619,000 at 30 June 2012, an increase of 1.5% when compared to 30 June 2011.

“And on the ICT front, Telecom’s Gen-i business secured and extended major contracts worth $734m during the period. IT services margin has increased to 9%,” he said.

Financial outlook

FY13 financial outlook remains subject to strategy review by the incoming CEO.

•	FY13 EBITDA - flat to low single digit percentage decline

•	Telecom will be investing to hold broadband market share

•	FY13 Capex of approximately $460m (includes spectrum spend and an allowance for data centre spend)

•	FY13 dividend policy - continuation of 90% pay out ratio

•	Dividend Reinvestment Plan retained

•	Imputation expected to be between 70% and 100%

Adjusting items

The adjusted results remove the impact of a number of one-off items, the most significant of which relate to the demerger, to provide a clearer view of the underlying operational performance of the business.

In addition to the adjusting items disclosed in the half year results announcement, which are available in the management commentary, the following adjusting items were accounted for during the second half.

•	An adjustment of $11m relating to additional assets identified post-demerger that have transferred to Chorus based on the agreed terms of the asset allocation plan;

•	An adjustment of $20m, relating to reassessments made on finance leases;

•	Additional costs of $3m comprising specific separation-related systems, employee and transaction costs; and

•	$3m of related tax benefit on the above adjustments.

ENDS

Telecom Corporation of New Zealand Limited ARBN 050 611 277

Telecom Place, 167 Victoria Street West, Private Bag 92028, Auckland, New Zealand

FULL YEAR INCOME STATEMENT – REPORTED

Year ended 30 June	2012 $M	2011 $M	Change %
Revenue	4,576	5,004	-8.6%
Expenses	(3,497)	(4,243)	-17.6%
EBITDA	1,079	761	41.8%
Depreciation & amortisation	(576)	(708)	-18.6%
EBIT	503	53	NM
Net finance expense	(80)	(137)	-41.6%
Share of associates’ profit/(losses)	0	1	NM
Income tax expense	(112)	4	NM
Net Earnings from Continuing Operations	311	(79)	NM
Earnings from discontinued operations, net of tax	846	245	NM
Net Earnings	1,157	166	NM

EPS	60	9	NM
DPS	20	20	0%

FULL YEAR INCOME STATEMENT – ADJUSTED

Year ended 30 June	2012 $M	2011 $M	Change %
Revenue	4,540	4,986	-8.9%
Expenses	(3,492)	(3,986)	-12.4%
EBITDA	1,048	1,000	4.8%
Depreciation & amortisation	(576)	(708)	-18.6%
EBIT	472	292	61.6%
Net finance expense	(80)	(137)	-41.6%
Share of associates’ profit/(losses)	0	1	NM
Income tax expense	(111)	(68)	63.2%
Net Earnings from Continuing Operations	281	88	NM
Earnings from discontinued operations, net of tax	141	300	-53.0%
Net Earnings	422	388	8.8%

EPS	22	20	10.0%
DPS	20	20	0.0%

Telecom Corporation of New Zealand Limited ARBN 050 611 277

Telecom Place, 167 Victoria Street West, Private Bag 92028, Auckland, New Zealand

For investor enquiries, please contact:

Stefan Knight

Head of Investor Relations

+64 (0)27 252 9438

For media enquiries, please contact:

Ian Bonnar

Head of Corporate Communications

+64(0)27 215 7564

Forward-looking statements and disclaimer

This management commentary includes forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 regarding future events and the future financial performance of Telecom. Such forward-looking statements are based on the beliefs of management as well as on assumptions made by and information currently available at the time such statements were made.

These forward-looking statements can be identified by words such as ‘anticipate’, ‘believe’, ‘estimate’, ‘expect’, ‘intend’, ‘will’, ‘plan’, ‘may’, ‘could’ and similar expressions. Any statements in this announcement that are not historical facts are forward-looking statements. These forward-looking statements are not guarantees or predictions of future performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond Telecom’s control, and which may cause actual results to differ materially from those projected in the forward-looking statements contained in this management commentary. Factors that could cause actual results or performance to differ materially from those expressed or implied in the forward-looking statements are discussed herein and also include Telecom’s anticipated growth strategies, Telecom’s future results of operations and financial condition, economic conditions in New Zealand and Australia; the regulatory environment in New Zealand; competition in the markets in which Telecom operates; risks related to the sharing arrangements with Chorus, other factors or trends affecting the telecommunications industry generally and Telecom’s financial condition in particular and risks detailed in Telecom’s filings with the U.S. Securities and Exchange Commission. Except as required by law or the listing rules of the stock exchanges on which Telecom is listed, Telecom undertakes no obligation to update any forward-looking statements whether as a result of new information, future events or otherwise.

The securities referred to in this announcement have not been, and will not be, registered under the United States Securities Act of 1933 or under the securities laws of any state or other jurisdiction of the United States. This announcement does not constitute an offer of securities in the United States or to any person to whom it would not be lawful outside Australia and New Zealand. Any securities described herein may not be offered or sold in the United States absent registration under the Securities Act or pursuant to an applicable exemption from registration, or to any person to whom it would not be lawful outside Australia and New Zealand.

Telecom Corporation of New Zealand Limited ARBN 050 611 277

Telecom Place, 167 Victoria Street West, Private Bag 92028, Auckland, New Zealand

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Condensed consolidated income statement

For the period ended 30 June 2012

		Six months ended 30 June		Year ended 30 June
(Dollars in millions, except per share amounts)	notes	2012 Unaudited NZ$	2011 Unaudited NZ$	2012 Audited NZ$	2011 Audited NZ$
Operating revenues and other gains - continuing operations
Local service		448	469	905	955
Calling		360	449	754	928
Interconnection		51	95	104	195
Mobile		459	420	904	825
Data		259	283	527	574
Broadband and internet		216	237	454	487
IT services		277	287	544	561
Resale		50	111	143	235
Other operating revenue	3	90	85	187	199
Other gains	4	8	13	54	45

		2,218	2,449	4,576	5,004

Operating expenses - continuing operations
Labour		(386)	(411)	(797)	(832)
Intercarrier costs		(519)	(758)	(1,160)	(1,559)
Other operating expenses	5	(753)	(767)	(1,535)	(1,595)
Asset impairments		—	(215)	—	(215)
Other expenses	4	—	(38)	(5)	(42)

Earnings before interest, taxation, depreciation and amortisation - continuing operations		560	260	1,079	761

Depreciation		(185)	(209)	(363)	(468)
Amortisation		(107)	(122)	(213)	(240)

Earnings/(losses) before interest and taxation - continuing operations		268	(71)	503	53

Finance income		18	5	26	15
Finance expense		(39)	(79)	(106)	(152)
Share of associates’ profits	13	—	—	—	1

Earnings/(losses) before income tax - continuing operations		247	(145)	423	(83)

Income tax (expense)/credit	11	(65)	32	(112)	4

Earnings/(losses) from continuing operations		182	(113)	311	(79)

Earnings/(losses) from discontinued operations net of tax	7	(31)	114	846	245

Net earnings for the period		151	1	1,157	166

Net earnings attributable to equity holders of the Company		150	—	1,155	164
Net earnings attributable to non controlling interest		1	1	2	2

		151	1	1,157	166

Basic net earnings per share (in cents)		8	—	60	9
Diluted net earnings per share (in cents)		8	—	60	9
Basic and diluted earnings/(losses) per share from continuing operations (in cents)		9	(6)	16	(4)
Weighted average number of ordinary shares outstanding (in millions)		1,910	1,925	1,918	1,924

See accompanying notes to the financial statements.

1

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Condensed consolidated statement of comprehensive income

For the period ended 30 June 2012

	Six months ended		Year ended
	30 June		30 June
	2012	2011	2012	2011
	Unaudited	Unaudited	Audited	Audited
(Dollars in millions)	NZ$	NZ$	NZ$	NZ$

Net earnings for the period	151	1	1,157	166

Other comprehensive income/(loss)[1]:
Translation of foreign operations	(15)	(10)	(13)	(8)
Net investment hedges	—	4	(3)	(11)
Reclassified to income statement on disposal of foreign operation	—	—	(28)	—
Revaluation of long-term investments	(48)	(56)	(68)	(48)
Cash flow hedges	1	(14)	53	(27)

Other comprehensive income/(loss) for the period	(62)	(76)	(59)	(94)

Total comprehensive income/(loss) for the period	89	(75)	1,098	72

Total comprehensive income/(loss) attributable to equity holders of the Company	88	(76)	1,096	70
Total comprehensive income attributable to non controlling interest	1	1	2	2

	89	(75)	1,098	72

[1]	Components of other comprehensive income are shown net of tax.

See accompanying notes to the financial statements.

2

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Condensed consolidated statement of changes in equity

For the period ended 30 June

	Share capital	Retained earnings	Hedge reserve	Share based deferred compensation reserve	Revaluation reserve	Foreign currency translation reserve	Total equity holders of the Company	Non controlling interest	Total equity
(Dollars in millions)	NZ$	NZ$	NZ$	NZ$	NZ$	NZ$	NZ$	NZ$	NZ$

Balance at 1 July 2010	1,515	1,296	(32)	13	(233)	(20)	2,539	6	2,545
Net earnings for the period	—	164	—	—	—	—	164	2	166
Other comprehensive income/(loss)	—	—	(27)	—	(48)	(19)	(94)	—	(94)
Transfer to retained earnings on disposal of long-term investments	—	64	—	—	(64)	—	—	—	—

Total comprehensive income for the period net of tax	—	228	(27)	—	(112)	(19)	70	2	72

Contributions by and distributions to owners:
Ordinary dividends	—	(317)	—	—	—	—	(317)	(3)	(320)
Supplementary dividends	—	(28)	—	—	—	—	(28)	—	(28)
Tax credit on supplementary dividends	—	28	—	—	—	—	28	—	28
Dividend reinvestment plan	7	—	—	—	—	—	7	—	7
Issuance of shares under share schemes	6	—	—	1	—	—	7	—	7

Total transactions with owners	13	(317)	—	1	—	—	(303)	(3)	(306)

Balance at 30 June 2011	1,528	1,207	(59)	14	(345)	(39)	2,306	5	2,311

Balance at 1 July 2011	1,528	1,207	(59)	14	(345)	(39)	2,306	5	2,311

Net earnings for the period	—	1,155	—	—	—	—	1,155	2	1,157

Other comprehensive income/(loss)	—	—	53	—	(68)	(44)	(59)	—	(59)

Total comprehensive income/(loss) for the period, net of tax	—	1,155	53	—	(68)	(44)	1,096	2	1,098

Contributions by and distributions to owners:
Ordinary dividends	—	(355)	—	—	—	—	(355)	(2)	(357)
Supplementary dividends	—	(47)	—	—	—	—	(47)	—	(47)
Tax credit on supplementary dividends	—	47	—	—	—	—	47	—	47
Shares repurchased for dividend reinvestment plan	(16)	—	—	—	—	—	(16)		(16)
Dividend reinvestment plan	16	—	—	—	—	—	16	—	16
Issuance of shares under share schemes	14	—	—	(7)	—	—	7	—	7
Distribution of Chorus shares to shareholders	(383)	(881)	—	—	—	—	(1,264)	—	(1,264)
Shares repurchased	(169)	—	—	—	—	—	(169)	—	(169)

Total transactions with owners	(538)	(1,236)	—	(7)	—	—	(1,781)	(2)	(1,783)

Balance at 30 June 2012	990	1,126	(6)	7	(413)	(83)	1,621	5	1,626

See accompanying notes to the financial statements.

3

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Condensed consolidated statement of financial position

As at 30 June 2012

		30 June
		2012	2011
		Audited	Audited
(Dollars in millions)	note	NZ$	NZ$
ASSETS
Current assets:
Cash		185	324
Collateral funds		—	110
Short-term derivative assets		1	2
Receivables and prepayments		684	701
Taxation recoverable		53	—
Inventories		49	60

Total current assets		972	1,197

Non-current assets:
Long-term investments		57	125
Long-term receivables and prepayments		222	44
Long-term derivative assets		1	40
Intangible assets		900	1,094
Property, plant and equipment		1,515	3,892

Total non-current assets		2,695	5,195

Total assets		3,667	6,392

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accruals		775	991
Taxation payable		6	31
Short-term derivative liabilities		3	333
Short-term provisions		13	38
Debt due within one year	12	407	397

Total current liabilities		1,204	1,790

Non-current liabilities:
Deferred tax liabilities		159	226
Long-term derivative liabilities		23	330
Long-term payables and accruals		30	—
Long-term provisions		20	35
Long-term debt	12	605	1,700

Total non-current liabilities		837	2,291

Total liabilities		2,041	4,081

Equity:
Share capital		990	1,528
Reserves		(495)	(429)
Retained earnings		1,126	1,207

Total equity attributable to equity holders of the Company		1,621	2,306
Non-controlling interest		5	5

Total equity		1,626	2,311

Total liabilities and equity		3,667	6,392

See accompanying notes to the financial statements.

4

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Condensed consolidated statement of cash flows

For period ended 30 June 2012

		Year ended
		30 June
		2012	2011
		Audited	Audited
(Dollars in millions)	notes	NZ$	NZ$

Cash flows from operating activities
Cash received from customers		4,568	5,008
Interest income		26	15
Dividend income		58	71
Payments to suppliers and employees		(3,402)	(3,421)
Income tax paid		(120)	(127)
Interest expense		(145)	(197)

Net cash flow from operating activities	8	985	1,349

Cash flows from investing activities
Sale of property, plant and equipment		2	3
Sale of business	4	5	76
Sale of and proceeds from long-term investments		1	107
Purchase of property, plant and equipment and intangibles		(663)	(1,005)
Capitalised interest paid		(8)	(16)

Net cash flow from investing activities		(663)	(835)

Cash flows from financing activities
Debt restructuring costs		(205)	—
Proceeds from long-term debt		300	—
Repayment of derivatives		(1,299)	(13)
Proceeds from derivatives		961	2
Payments on finance leases		(7)	—
Receipts on finance leases		20	—
Decrease/(increase) in collateral funds		110	(89)
Repayment of long-term debt		(964)	(21)
Proceeds from short-term debt		2,638	663
Repayment of short-term debt		(1,511)	(749)
Dividends paid		(340)	(313)
Share repurchase - buyback		(149)	—
Share repurchase - dividend reinvestment plan		(16)	—

Net cash flow from financing activities		(462)	(520)

Net cash flow		(140)	(6)
Opening cash position		324	339
Foreign exchange movement		1	(9)

Closing cash position		185	324

See accompanying notes to the financial statements.

5

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the condensed consolidated financial statements

NOTE 1	FINANCIAL STATEMENTS

The condensed consolidated financial statements of Telecom Corporation of New Zealand Limited (‘the Company’) together with its subsidiaries and associates (‘Telecom’ or the ‘Group’), as at and for the year ended 30 June 2012, have been prepared in accordance with the New Zealand Equivalent to International Accounting Standard No. 34: ‘Interim Financial Reporting’, issued by the External Reporting Board. These financial statements also comply with International Accounting Standard IAS 34, ‘Interim Financial Reporting’.

Telecom successfully demerged Chorus Limited (‘Chorus’) effective from 1 December 2011 after 99.8% of all votes cast by the Company’s shareholders were in favour of the demerger proposal. With effect from 1 December 2011, Chorus became a stand-alone, separately listed company taking on the cornerstone role in the Government’s ultra-fast broadband (‘UFB’) initiative.

Consequently Telecom has separated the Chorus pre-demerger results and presented these results, including comparatives as ‘discontinued operations’, in accordance with NZ IFRS 5: Non-current Assets Held for Sale and Discontinued Operations (‘IFRS 5’). Telecom has also re-presented its comparative segment results to reflect the impact of the demerger. There is no change to the overall Group reported result. Certain other comparative information has also been reclassified to conform to the current period’s presentation.

These condensed consolidated financial statements have been prepared using the same accounting policies and methods of computation as, and should be read in conjunction with, the financial statements and related notes included in Telecom’s annual report for the year ended 30 June 2012. The preparation of financial statements also requires management to make judgements, estimates and assumptions. Telecom has been consistent in applying the judgements, estimates and assumptions adopted in the annual report for the year ended 30 June 2012.

The following standard and revised standards have been adopted prospectively from 1 July 2011, but have had no impact on the condensed consolidated financial statements.

•	NZ IFRS 7 ‘Amendments to financial instruments: disclosures’.

•	Revised standard NZ IAS 24 ‘Related party disclosures’ (‘IAS 24’). The revised standard adds disclosure requirements for commitments (including executory contracts) with related parties.

•	FRS 44 ‘New Zealand additional disclosures’. This standard slightly revises certain disclosures and requirements.

The presentation currency of the financial statements is New Zealand dollars, which is also the Company’s functional currency. References in these financial statements to ‘$’ or ‘NZ$’ are to New Zealand dollars. All financial information has been rounded to the nearest million, unless otherwise stated.

These condensed consolidated financial statements were approved by the board of directors on 23 August 2012 and are unaudited. However, the results for the full year and statement of financial position information as at 30 June have been extracted from the Group’s audited financial statements. The Group’s audited financial statements will be available on Telecom’s website: http://investor.telecom.co.nz.

6

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the condensed consolidated financial statements (continued)

NOTE 2	SEGMENTAL REPORTING

Telecom’s segments comprise Retail, Wholesale & International, Gen-i, AAPT and Technology & Shared Services (‘T&SS’). Chorus and certain parts of T&SS and Wholesale & International comprise discontinued operations and have been removed from all segmental information presented below, with the comparative segment results restated accordingly.

Segmental information for the Year ended 30 June 2012

Audited	Wholesale & International	Retail	Gen-i	T&SS	AAPT	Total
(Dollars in millions)	NZ$	NZ$	NZ$	NZ$	NZ$	NZ$

External revenue and other gains	626	1,883	1,281	43	618	4,451
Internal revenue	119	45	79	417	46	706

Total revenue and other gains	745	1,928	1,360	460	664	5,157

Segment result	154	506	263	—	88	1,011

Segmental information for the year ended 30 June 2011

Audited	Wholesale & International	Retail	Gen-i	T&SS	AAPT	Total
(Dollars in millions)	NZ$	NZ$	NZ$	NZ$	NZ$	NZ$

External revenue and other gains	760	1,893	1,342	31	834	4,860
Internal revenue	268	122	80	558	66	1,094

Total revenue and other gains	1,028	2,015	1,422	589	900	5,954

Segment result	145	493	237	4	90	969

The segment results disclosed are based on those reported to Telecom’s Chief Executive Officer and are how Telecom analyses its business results. Segment results are measured based on net earnings before depreciation, amortisation, other gains and expenses not allocated to segments, finance income and costs, associates’ profits/losses and income tax expense. None of these other items are assessed on a segment basis by Telecom’s Chief Executive Officer.

Telecom has a central product group, which designs, develops and manages pricing and business process activities associated with Telecom products across New Zealand customer facing units. However, for reporting purposes its results are included in the reporting segments set out above and are not separately reported to Telecom’s Chief Executive Officer as a reporting segment.

Included within the comparative segment results disclosed above for AAPT are the results of its consumer division, which was disposed of in the year ended 30 June 2011.

7

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the condensed consolidated financial statements (continued)

NOTE 2	SEGMENTAL REPORTING (continued)

Reconciliation from segment result to earnings before income tax

		Year ended 30 June
		2012	2011
		Audited	Audited
(Dollars in millions)	note	NZ$	NZ$

Segment result		1,011	969
Net result of Corporate revenue and expenses		37	26
Other gains not allocated to segments[1]	4	36	23
Asset impairments not allocated to segments		—	(215)
Other expenses not allocated for segment reporting	4	(5)	(42)
Depreciation		(363)	(468)
Amortisation		(213)	(240)
Finance income		26	15
Finance expense		(106)	(152)
Share of associates’ profits		—	1

Earnings/(losses) before income tax - continuing operations		423	(83)

1	Other gains not allocated to segments include $28 million gain on the wind up of a foreign operation and an $8 million gain from insurance proceeds.

NOTE 3	OTHER OPERATING REVENUE (CONTINUING OPERATIONS)

	Six months ended		Year ended
	30 June		30 June
	2012	2011	2012	2011
	Unaudited	Unaudited	Audited	Audited
(Dollars in millions)	NZ$	NZ$	NZ$	NZ$

Dividend income	32	32	58	71
Sale of equipment	4	6	10	18
Miscellaneous other[1]	54	47	119	110

	90	85	187	199

1	Included in Miscellaneous other are revenues derived from sales to discontinued operations of NZ$21 million (30 June 2011: NZ$51 million; 30 June 2010: NZ$46 million).

Dividend income includes dividends received from Southern Cross Cables Holdings Limited, a related party by way of Telecom’s 50% shareholding.

8

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the condensed consolidated financial statements (continued)

NOTE 4	OTHER GAINS & OTHER EXPENSES

	Six months ended		Year ended
	30 June		30 June
	2012	2011	2012	2011
	Unaudited	Unaudited	Audited	Audited
(Dollars in millions)	NZ$	NZ$	NZ$	NZ$

Other gains
Gain on sale	—	5	10	23

Various resolutions and settlements with supplier	8	8	8	22

Gain on winding up of foreign operation	—	—	28	—

Interim settlement on insurances	—	—	8	—

	8	13	54	45

Other expenses
Natural disaster costs	—	38	5	42

	—	38	5	42

In the six months and year ended 30 June 2012, other gains of $8 million represented:

•	$8 million relating to various resolutions and settlements reached with a supplier.

In the year ended 30 June 2012 other gains of $54 million represented:

•	$4 million gain on the sale of the Gen-i Software Solutions business to Infosys for $5 million;

•	$6 million gain on the sale of cable capacity;

•	$8 million relating to various resolutions and settlements reached with a supplier;

•	$28 million gain on the winding up of the Australian branch of TCNZ Finance Limited; and

•	$8 million received from insurers in relation to the February 2011 Canterbury earthquake claim.

In the six months ended 30 June 2011, other gains of $13 million represented:

•	$5 million (A$4 million) gain on the sale of Yahoo!Xtra Limited; and

•	$8 million relating to a resolution and settlement reached with a supplier.

In the year ended 30 June 2011, other gains of $45 million represented:

•	$18 million (A$15 million) gain on the sale of AAPT’s consumer division to iiNet Limited for $76 million (A$60 million);

•	$5 million (A$4 million) gain on the sale of Yahoo!Xtra Limited; and

•	$22 million relating to a resolution and settlement reached with a supplier.

In the years ended 30 June 2011 and 2012 other expenses represented costs recognised in relation to the Canterbury earthquakes.

9

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the condensed consolidated financial statements (continued)

NOTE 5	OTHER OPERATING EXPENSES (CONTINUING OPERATIONS)

	Six months ended		Year ended
	30 June		30 June
	2012	2011	2012	2011
	Unaudited	Unaudited	Audited	Audited
(Dollars in millions)	NZ$	NZ$	NZ$	NZ$

Network support	42	42	89	89
Maintenance and other direct costs	4	14	16	33
Mobile acquisitions, upgrades and dealer commissions	183	118	336	244
Procurement and IT services	163	173	317	337
Broadband, internet and other	140	149	279	277
Computer costs	38	60	89	158
Advertising, promotions and communications	28	26	65	68
Accommodation and co-location	64	92	152	178
Outsourcing	11	10	20	22
Travel	8	7	14	19
Bad debts	3	8	9	18
Field services	23	28	51	53
Other expenses	46	40	98	99

	753	767	1,535	1,595

NOTE 6	DIVIDENDS AND EQUITY

Telecom recognised the demerger of Chorus as a return of capital and a distribution of retained earnings. The return of capital ($383 million) was calculated by dividing the market capitalisation of Chorus shares around demerger by the market capitalisation of Chorus and Telecom around demerger and multiplying the result by the balance of Telecom’s share capital account. The part of the distribution that was not a return of capital is treated as a distribution of retained earnings ($881 million).

Shares issued in lieu of dividends

In respect of the year ended 30 June 2012 6,866,385 shares with a total value of $16 million were issued in lieu of a cash dividend (year ended 30 June 2011: 3,388,197 shares with a total value of $7 million).

10

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the condensed consolidated financial statements (continued)

NOTE 6	DIVIDENDS AND EQUITY (continued)

Dividends paid

The following dividends have been paid in the year ended 30 June 2012:

Approval date	Dividends per share	Total paid
(Dollars in millions)	cents	NZ$

16 September 2011	9.5	182
16 September 2011 (supplementary)	1.7	24
5 April 2012	9.0	173
5 April 2012 (supplementary)	1.6	23

		402

The dividends were fully imputed (at a ratio of 28/72) in line with the corporate income tax rate. Supplementary dividends were paid to shareholders who are not tax resident in New Zealand. In accordance with the Income Tax Act 2007, Telecom will receive a tax credit from the Inland Revenue Department equivalent to the amount of supplementary dividends paid.

Declaration of dividend

On 23 August 2012, the Board of Directors approved the payment of a second half dividend of $204 million, representing 11 cents per share. The dividend will be partially imputed at the rate of 3.2083 imputation credits per share (which equates to 75% imputation based on the current corporate tax rate). In addition, supplementary dividends totalling approximately $20 million will be payable to shareholders who are not tax resident in New Zealand. In accordance with the Income Tax Act 2007, Telecom will receive a tax credit from the Inland Revenue Department equivalent to the amount of supplementary dividends paid.

11

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the condensed consolidated financial statements (continued)

NOTE 7	DISCONTINUED OPERATIONS

Telecom successfully completed the demerger of Chorus with effect from 1 December 2011. The condensed consolidated income statement for the year ended 30 June 2012 and comparatives have been re-presented to show the Chorus results prior to 30 November 2011 as a discontinued operation, separately from Telecom’s continuing operations. The discontinued operation results for the periods presented in the income statement are as follows:

	Six months ended 30 June		Year ended 30 June
	2012	2011	2012	2011
	Unaudited	Unaudited	Audited	Audited
(Dollars in millions, except per share amounts)	NZ$	NZ$	NZ$	NZ$
Operating revenues
Local service	—	13	13	26
Data	—	10	9	18
Broadband and internet	—	54	44	94
Other operating revenue	—	17	13	31
Internal revenues from Telecom continuing operations	—	498	417	963

	—	592	496	1,132
Operating expenses
Labour	—	(19)	(17)	(37)
Other operating expenses	—	(131)	(137)	(243)
Internal costs with Telecom continuing operations	—	(22)	(21)	(51)
Asset impairments	—	(42)	—	(42)
Depreciation	—	(135)	(84)	(265)
Amortisation	—	(31)	(21)	(54)
Net finance costs	—	(25)	(20)	(51)

Earnings/(losses) before income tax	—	187	196	389
Income tax expense	—	(52)	(55)	(115)

Net earnings/(losses) for the period - before demerger related items	—	135	141	274

Demerger related items:
Gain/(loss) on distribution of Chorus shares	(11)	—	764	—
Debt restructuring costs	—	—	(110)	—
Demerger and UFB costs	(3)	(17)	(50)	(29)
Net gain on asset arrangements between Chorus and Telecom	(20)	—	68	—
Tax (expense)/benefit on demerger related items	3	(4)	33	—

Total demerger related items	(31)	(21)	705	(29)

Earnings/(losses) from discontinued operations	(31)	114	846	245

Basic earnings per share (in cents)	(2)	6	44	13
Diluted earnings per share (in cents)	(2)	6	44	13

12

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the condensed consolidated financial statements (continued)

NOTE 7	DISCONTINUED OPERATIONS (continued)

The $764 million gain on distribution of Chorus shares relates to the difference between the fair value and carrying value of the net assets derecognised on distribution of Chorus to shareholders.

Debt restructuring costs of $110 million include $36 million of fees that are an economic cost to Telecom, as well as $74 million of costs that relate to the realisation of economic positions held by Telecom.

Demerger and UFB costs of $50 million (30 June 2011: NZ$29 million) include advisors’ fees (including legal, accounting and investment banking fees), independent expert report costs and separation related costs such as changes to IT systems, programme management, employee costs and preparation for trading between Telecom and Chorus.

Net non-cash gains by Telecom on asset arrangements between Chorus and Telecom of $68 million represented:

•	$63 million of net gains on entering into new finance lease arrangements with Chorus on demerger; and

•	$5 million gains on jointly controlled asset arrangements with Chorus.

The carrying value of assets and liabilities distributed to shareholders on the demerger of Chorus were:

(Dollars in millions)	30 November 2011 NZ$
Assets
Receivables and prepayments	4
Short-term derivative assets	1
Current tax receivable	2
Inventories	6
Intangible assets and property, plant and equipment	2,352

Liabilities

Accounts payable and accruals	48
Short-term debt	1
Deferred tax liability	178
Long-term debt	1,582
Long-term derivatives	56

Net assets of discontinued operations at date of disposal	500

The cash flows of the discontinued operations are as follows:

	Six months ended 30 June		Year ended 30 June
	2012	2011	2012	2011
	Unaudited	Unaudited	Audited	Audited
(Dollars in millions)	NZ$	NZ$	NZ$	NZ$

Cash flows from operating activities[1]	(3)	(140)	(174)	(274)
Cash flows from investing activities	—	(235)	(146)	(407)
Cash flows from financing activities	—	—	234	—

Net cash out flow from discontinued operations	(3)	(375)	(86)	(681)

1	Pre demerger revenue received and expenses paid between the discontinued operations and continuing operations were not settled in cash and are therefore excluded from the cash flows from discontinued operations above.

13

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the condensed consolidated financial statements (continued)

NOTE 8	RECONCILIATION OF NET EARNINGS TO NET CASH FLOWS FROM OPERATING ACTIVITIES

	Year ended
	30 June
	2012	2011
	Audited	Audited
(Dollars in millions)	NZ$	NZ$
Net earnings for the period	1,157	166
Adjustments to reconcile net earnings to net cash flows from operating activities:
Depreciation and amortisation	681	1,027
Bad and doubtful accounts	12	21
Increase/(decrease) in deferred income tax liability	88	(46)
Share of associates’ (profits)/losses	—	(1)
Asset impairments	—	257
Net gain on asset arrangements	(68)	—
Gain on distribution of Chorus shares	(764)	—
Debt restructuring costs included in financing cash flows	110	—
Gain on windup of foreign operation	(28)	—
Other	(13)	(8)
Changes in assets and liabilities net of effects of non-cash and investing and financing activities:
Decrease/(increase) in accounts receivable and related items	(5)	(27)
Decrease/(increase) in inventories	6	1
Decrease/(increase) in current taxation	(74)	30
Increase/(decrease) in accounts payable and related items	(117)	(71)

Net cash flows from operating activities	985	1,349

NOTE 9	CONTINGENCIES & COMMITMENTS

For further historic detail on the specific matters referred to below, please refer to Telecom’s 2012 Annual Report, as well as the previously published versions of the condensed consolidated financial statements, all of which are available online at: http://investor.telecom.co.nz

New Zealand Commerce Act Litigation

The proceeding brought by the Commerce Commission under section 36 of the Commerce Act in relation to Telecom’s implementation and maintenance of high speed data transmission service pricing remains active. In September 2010, Telecom filed its proposed evidence on data revenue for the penalty hearing in the High Court and the Commerce Commission subsequently advised that it does not object to that evidence. The penalty hearing took place in December 2010 and a reserve judgment was delivered on 19 April 2011 ordering that Telecom pay a pecuniary penalty of $12 million. Telecom paid this penalty and appealed the penalty judgment to the Court of Appeal. The appeal hearing was held between 26 September and 4 October 2011. The Court of Appeal judgment was released in June 2012, dismissing Telecom’s appeal. The penalty hearing was heard on 21 November 2011, with the judgment reserved. On 3 August 2012 the Court of Appeal upheld the pecuniary penalty of NZ$12 million.

14

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the condensed consolidated financial statements (continued)

NOTE 9	CONTINGENCIES & COMMITMENTS (continued)

The proceeding commenced by the Commerce Commission in relation to Telecom’s introduction of the 0867 service under section 36 of the Commerce Act was concluded with the delivery of the Supreme Court judgment on 1 September 2010, following a hearing in June 2010. The Supreme Court dismissed the Commerce Commission’s appeal from the lower Courts’ finding that Telecom had not breached section 36, and ordered the Commerce Commission to pay Telecom costs of $50,000 in the Supreme Court. Telecom has settled its outstanding claim for costs in the High Court with the Commission.

Telecommunications Act Litigation

On 2 August 2011 Telecom and Vodafone announced that they had entered a full and final settlement of the various proceedings that they had initiated in relation to the Commerce Commission’s TSO determinations for FY04, FY05, FY06, FY07 and FY08. The terms of the settlement are confidential. The settlement followed the Supreme Court hearing in February 2011 of Telecom’s and Vodafone’s appeals in respect of the determinations for FY04, FY05 and FY06. The Supreme Court has issued a judgment in respect of the appeals, dismissing each of Telecom and Vodafone’s appeals as moot and dismissing the Commerce Commission’s appeal in respect of the FY05 and FY06 determinations. Any residual issues are allocated to Chorus under the demerger Asset Allocation Plan and subject to the terms of a Separation Deed between Telecom and Chorus.

In October 2010 the Commerce Commission announced the commencement of an investigation into Telecom’s alleged breach of the Operational Separation Undertakings (the obligation not to discriminate) in respect of Chorus’ provision of Sub Loop Extension Services (‘SLES’) and Telecom Wholesale’s failure to provide Unbundled Bitstream Access (‘UBA’) with Sub Loop Unbundling (‘SLU’) and SLES. A settlement of this matter was entered into in October 2011 between Telecom, the Commerce Commission, Vodafone, Kordia, Orcon, Callplus, Airnet and Compass, pursuant to which the total sum of $31.6 million was paid by Telecom to compensate the various service providers, in agreed amounts. Any residual issues arising out of this matter are allocated to Chorus under the demerger Asset Allocation Plan and subject to the terms of a Separation Deed between Telecom and Chorus.

Certain other ongoing litigation was allocated between Chorus and Telecom. The allocated party will manage the allocated litigation at its cost, with indemnities in place to ensure that the party to which they are allocated bears the economic risk of that litigation. The Separation Deed provides that claims under the indemnities must exceed a certain minimum claim amount and (other than those in relation to litigation) be brought before 30 June 2014. In addition, the amount payable under the indemnities and other claims under the Separation Deed is limited to $300 million.

Effect of outstanding claims

Telecom has other ongoing claims, investigations and inquiries, none of which it currently believes are expected to have significant effect on the financial position or profitability of Telecom. Telecom cannot reasonably estimate the adverse effect (if any) on Telecom if any of the foregoing outstanding claims or inquiries is ultimately resolved against Telecom’s interests. There can be no assurance that such litigation or inquiries will not have a significant effect on Telecom’s business, financial, position, results of operations or profitability.

Operating commitments

At 30 June 2012, capital expenditure amounting to $110 million (30 June 2011: $81 million) had been committed under contractual arrangements. In addition Telecom has an agreement with Optus to on-sell $31 million of capacity. The capital expenditure commitments principally relate to telecommunications network equipment.

As at 30 June 2012, Telecom had other supplier commitments for $238 million and $124 million for the years ending 30 June 2013 and 2014 respectively.

15

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the condensed consolidated financial statements (continued)

NOTE 10	SIGNIFICANT EVENTS AFTER BALANCE DATE

As described in note 6, Telecom has declared a dividend in respect of the six months ended 30 June 2012.

NOTE 11	TAXATION

The continuing operations tax charge for the year ended 30 June 2012 of $112 million was $116 million higher than the tax credit of $4 million for the year ended 30 June 2011 and was primarily due to:

•	a $142 million increase in the current year tax charge as a result of the tax effect of higher earnings before income tax; partially offset by:

•	an $8 million credit in the FY12 tax charge in relation to a one-off non-taxable foreign exchange gain;

•	an $18 million additional tax expense in the prior year tax charge, due to a reduction in the value of certain tax credits following changes in tax legislation in the year ended 30 June 2011; and

•

a number of offsetting other items including Australian tax losses which do not give rise to a tax impact, a higher level of expenses that are not deductible for tax, prior period adjustments and the effect of Southern Cross dividends not subject to tax.

The continuing operations tax charge for the six months ended 30 June 2012 of $65 million was $97 million higher than the benefit of $32 million in the six months ended 30 June 2011. This increase is primarily due to an increase in earnings before tax in the current period, the reduction in value of certain tax credits in the prior periods, and the effect of prior period adjustments in both current and prior periods.

NOTE 12	CURRENT AND LONG-TERM DEBT

	Year ended
	30 June
	2012	2011
	Audited	Audited
	NZ$	NZ$

Short-term debt	95	93
EMTN	79	1,468
TeleBonds	539	542
Bank funding	300	—
Unamortised discount	(1)	(6)

Total debt	1,012	2,097

Debt due within one year	407	397
Debt due greater than one year	605	1,700

Total debt	1,012	2,097

16

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the condensed consolidated financial statements (continued)

NOTE 12	CURRENT AND LONG-TERM DEBT (continued)

As part of the demerger, Telecom bondholders elected to exchange GBP235 million (NZ$637 million at hedged rates) of Telecom GBP EMTN bonds to Chorus GBP EMTN bonds, issued by Chorus under the Chorus EMTN Programme. Bondholders representing GBP40 million (NZ$110 million at hedged rates) did not elect to exchange to Chorus bonds and consequently these bonds remain in Telecom. The related cross currency swaps were split and partially novated to Chorus along with the exchanged bonds. Prior to demerger, the interest rate swaps relating to the Telecom GBP bonds were closed out. New interest rate swaps have since been entered into, hedging the GBP bonds that remain in Telecom.

During the year ended 30 June 2012, Telecom repaid the USD$250 million, CAD$275 million and CHF$200 million bonds, including the related derivatives, as well as NZ$3 million of maturing TeleBonds (30 June 2011: NZ$21 million).

During the financial year, Telecom entered into a bank facility agreement with Westpac New Zealand Limited. This facility is unsecured and has two tranches. The first tranche can draw up to $100 million through to 2014 and the second tranche can draw up to $300 million through to 2015. As at 30 June 2012, $300 million was drawn under the facility.

See note 25 of Telecom’s Annual Report for further details on the Group’s debt facilities at 30 June 2012.

NOTE 13	INVESTMENT IN ASSOCIATE COMPANIES

Telecom’s investment in associate companies consists of:

	Country	Ownership	Principal activity
Pacific Carriage Holdings Limited	Bermuda	50%	A holding company
Southern Cross Cables Holdings Limited	Bermuda	50%	A holding company
Community Telco Australia Pty Limited	Australia	50%	Community telecommunications provider franchise

17

Results for the year ended 30 June 2012
24 August 2012

‘Telecom delivers result in line with expectations, following successful demerger’

Adjusted results¹	Year ended 30 June			Six months ended 30 June
	2012	2011	Change	2012	2011	Change
	$m	$m	%	$m	$m	%

Adjusted operating revenue and other gains - continuing operations	4,540	4,986	(8.9)	2,218	2,449	(9.4)
Adjusted EBITDA - continuing operations	1,048	1,000	4.8	560	513	9.2
Adjusted EBITDA - discontinued operations	321	801	(59.9)	—	420	NM
Total adjusted EBITDA	1,369	1,801	(24.0)	560	933	(40.0)
Depreciation and amortisation expense - continuing operations	576	708	(18.6)	292	331	(11.8)
Adjusted earnings before tax - continuing operations	392	156	NM	247	108	NM
Adjusted net earnings - continuing operations	281	88	NM	182	69	NM
Total adjusted net earnings	422	388	8.8	182	230	(20.9)
Adjusted free cash flow - continuing operations	656	490	33.9	343	289	18.7
Capital expenditure	528	914	(42.2)	203	434	(53.2)

[1]	This information is used throughout this commentary and is presented to indicate the underlying operating performance of the Group.

Key messages:

•

The results for FY12 include five months of internal trading with Chorus up to demerger and seven months of external trading under new trading arrangements following demerger. This change in trading makes comparison with prior periods complicated and favourably affects the earnings results referred to below:

•	Adjusted EBITDA from continuing operations of $560 million in H2 FY12 in line with guidance and increased by $47 million, or 9.2%, from H2 FY11;

•	Adjusted EBITDA from continuing operations increased by $48 million, or 4.8%, to $1,048 million in FY12;

•	Adjusted net earnings from continuing operations increased by $193 million to $281 million in FY12, also due to reduced depreciation and amortisation charges;

•	Adjusted free cash flow from continuing operations increased by $166 million, or 33.9%, to $656 million in FY12; and

•	FY12 capital expenditure reduced by $386 million to $528 million representing continued focus on controlled investment and the impact of demerger.

•	H2 FY12 dividend declared of 11.0 cents per share, 75% imputed.

•	On-market share buyback on track with $169 million repurchased to 30 June 2012.

Statutory results[2]	Year ended 30 June			Six months ended 30 June
	2012	2011	Change	2012	2011	Change
	$m	$m	%	$m	$m	%
Operating revenue and other gains - continuing operations	4,576	5,004	(8.6)	2,218	2,449	(9.4)
EBITDA - continuing operations	1,079	761	41.8	560	260	NM
EBITDA - discontinued operations	1,103	730	51.1	(34)	361	NM
Total EBITDA	2,182	1,491	46.3	526	621	(15.3)
Depreciation and amortisation expense - continuing operations	576	708	(18.6)	292	331	(11.8)
Earnings/(loss) before tax - continuing operations	423	(83)	NM	247	(145)	NM
Net earnings/(loss) - continuing operations	311	(79)	NM	182	(113)	NM
Earnings/(loss) from discontinued operations, net of tax	846	245	NM	(31)	114	NM
Total net earnings	1,157	166	NM	151	1	NM
Diluted EPS (cents)	60	9	NM	8	—	NM

[2]	Statutory results are those prepared in accordance with IFRS. For the differences between statutory and reported results, refer to the ‘Non-GAAP financial measures’ section.

Telecom’s Acting Telecom Chief Executive, Chris Quin, said ‘Telecom has delivered a satisfactory result in a year that included the Chorus demerger, and the subsequent establishment of Telecom as a new fixed line and IT services provider and mobile network operator.

Telecom’s operational performance reflects an increasingly competitive market and is in line with guidance. Following the creation of a new industry model post demerger, we expect strong competition to continue, with increasing consolidation. Telecom will focus on winning in key markets to drive long term value and will compete more aggressively in fixed line to maintain broadband market share.

I would like to thank our customers for their ongoing support and business during the year, and also recognise the enormous contribution of Telecom’s people during the last 12 months which has seen the creation of two new standalone companies and the closure of the 10 year old CDMA network.

Telecom reported $1,048 million of adjusted Earnings Before Interest, Tax, Depreciation and Amortisation (adjusted EBITDA) for its continuing operations. This represents an increase in adjusted EBITDA of 4.8% on the previous year; however comparisons with prior periods are complex.

Reported EBITDA from continuing operations (prior to eliminating the effects of significant one-off gains, expenses and impairments) increased by 41.8% on the previous year to $1,079 million in FY12. Adjusted operating revenues have declined by 8.9% to $4,540 million.

There have been a number of one-off changes affecting the year-on-year revenue trends, relating to the rationalisation of low margin customers in our international business and in Australia, the impact of mobile termination rate regulation and the effect of the AAPT consumer division sale part-way through the prior year.

When these declines are ring-fenced the New Zealand business revenues fell around 2% for the year. Core business such as domestic fixed line access, calling and data continue to decline and are partially offset by growth in mobile and broadband.

In addition, the decline in revenue has been offset by reductions in operating expenses, which fell by more than 12% compared to the prior year.

Total capital expenditure is down 42% to $528 million and we have delivered strong adjusted free cash flows for continuing operations of $656 million.

This improvement in adjusted free cash flow has enabled the payment of the same level of dividend that we delivered in the previous financial year as an integrated company.

Telecom’s total mobile base reset to around 1.6 million connections at 31 July 2012, reflecting the impact of the CDMA closure. The average revenue per month of CDMA connections remaining on the network at shutdown was around $1.50 per connection.’

Group income statement

A breakdown of the Group’s reported income statement for the period ended 30 June 2012 and the prior comparative period is provided in the table below.

All information presented in this section refers to the statutory results prepared in accordance with IFRS and is before consideration of any adjusting items.

	Year ended 30 June			Six months ended 30 June
	2012 $m	2011 $m	Change %	2012 $m	2011 $m	Change %

Operating revenues and other gains - continuing operations
Local service	905	955	(5.2)	448	469	(4.5)
Calling	754	928	(18.8)	360	449	(19.8)
Interconnection	104	195	(46.7)	51	95	(46.3)
Mobile	904	825	9.6	459	420	9.3
Data	527	574	(8.2)	259	283	(8.5)
Broadband and internet	454	487	(6.8)	216	237	(8.9)
IT services	544	561	(3.0)	277	287	(3.5)
Resale	143	235	(39.1)	50	111	(55.0)
Other operating revenue	187	199	(6.0)	90	85	5.9
Other gains	54	45	20.0	8	13	(38.5)

	4,576	5,004	(8.6)	2,218	2,449	(9.4)
Operating expenses - continuing operations
Labour	797	832	(4.2)	386	411	(6.1)
Intercarrier costs	1,160	1,559	(25.6)	519	758	(31.5)
Asset impairments	—	215	NM	—	215	NM
Other operating expenses	1,535	1,595	(3.8)	753	767	(1.8)
Other expenses	5	42	NM	—	38	NM

	3,497	4,243	(17.6)	1,658	2,189	(24.3)

EBITDA - continuing operations	1,079	761	41.8	560	260	NM
Depreciation	363	468	(22.4)	185	209	(11.5)
Amortisation	213	240	(11.3)	107	122	(12.3)

Depreciation and amortisation	576	708	(18.6)	292	331	(11.8)

Earnings/(loss) before interest and tax - continuing operations	503	53	NM	268	(71)	NM
Net finance expense	(80)	(137)	(41.6)	(21)	(74)	(71.6)
Share of associates’ net profits	—	1	NM	—	—	NM

Earnings/(loss) before tax - continuing operations	423	(83)	NM	247	(145)	NM
Income tax (expense)/credit	(112)	4	NM	(65)	32	NM

Net earnings/(loss) from continuing operations	311	(79)	NM	182	(113)	NM
Earnings/(loss) from discontinued operations, net of tax	846	245	NM	(31)	114	NM

Net profit after tax	1,157	166	NM	151	1	NM

•

Operating revenue and other gains for Telecom’s continuing operations of $4,576 million in FY12 reduced by $428 million, or 8.6%, in FY12 and by $231 million, or 9.4%, to $2,218 million in H2 FY12 when compared to the prior comparative periods. The three key drivers of this revenue trend were:

•

calling revenue declines due to lower demand and pricing in the international carrier services market, combined with the impact of customer churn and managed rationalisation in Australia (which also affected resale revenue); and

•	interconnection revenue reductions from lower SMS, voice and mobile termination rates; partially offset by

•	mobile revenue increases driven by increased device revenues (which include the impact of a change in mobile terms and conditions) and mobile data revenues.

•

Other gains of $54 million in FY12 comprised $8 million interim insurance recoveries relating to the Canterbury earthquakes; $28 million in relation to a one-off non-cash foreign exchange gain; a $4 million gain on the sale of Gen-i’s Software Solutions business; $8 million from settlements with suppliers and $6 million of other gains on sale. Some of these gains are treated as adjusting items as detailed below.

•

The decline in operating revenues from continuing operations was more than offset by reductions in operating expenses (excluding non-recurring other expenses), which fell by $494 million, or 12.4%, to $3,492 million in FY12 and by $278 million, or 14.4%, to $1,658 million in H2 FY12. For FY12 the key drivers were:

•	reduced labour as a result of continued headcount reduction initiatives;

•	lower intercarrier costs due to the effect of lower overall pricing, including lower mobile termination rates; and

•

reductions in other operating expenses due to the impacts of a lower head count, ongoing focus on cost-out initiatives, the impact of a strong New Zealand dollar and FY11 including three months of costs for AAPT’s Consumer division, combined with the impact of the change in trading arrangements; partially offset by

•	increased mobile cost of sales arising from both increased demand and average mobile device prices, as well as CDMA migration costs.

•

The FY11 impairment charges of $215 million arose following Telecom’s assessment of the impact of the Government’s May 2011 announcement of the selection of parties for the FTTP UFB programme and the subsequent passing of the Telecommunications Amendment Act in June 2011, which seeks to ultimately move the New Zealand industry from a regulated copper path to a new fibre future. As a result, certain Retail NGT stage 1 and FNT programme assets, which were no longer expected to be launched to market as a result of the move to a fibre-oriented world, were assessed as being stranded. All remaining assets in these programmes have been identified for ongoing use, or reuse, within the business.

•	Other expenses of $5 million in FY12 relate to further costs arising in relation to the Canterbury earthquakes. This is treated as an adjusting item as detailed below.

•

The FY12 combined depreciation and amortisation charges decreased by $132 million to $576 million due to impacts from the sale of AAPT’s Consumer division assets in September 2010, reduced depreciation on the CDMA network, which was fully depreciated during H2 FY11, the asset impairment recognised in H2 FY11 and the flow-on effect from significant reductions in capital expenditure in the past two years.

•

The net finance expense in FY12 of $80 million was $57 million lower than in FY11 primarily due to reduced debt levels at lower interest rates following the refinancing which took place as part of the demerger.

•

The FY12 continuing operations tax expense of $112 million was $116 million higher than the continuing operations tax credit of $4 million recognised in FY11 (H2 FY12 continuing operations tax expense of $65 million was $97 million higher than the $32 million tax credit recognised in H2 FY11). The FY12 movement was primarily due to:

•	a $142 million increase in the FY12 tax charge as a result of the tax effect of higher earnings before income tax; partially offset by:

•	an $8 million credit in the FY12 tax charge in relation to the one-off non-taxable foreign exchange gain;

•	an $18 million additional tax expense in the prior year tax charge, due to a reduction in the value of certain tax credits following changes in tax legislation in H2 FY11; and

•

a number of offsetting other items including Australian tax losses which do not give rise to a tax impact, a higher level of expenses that are not deductible for tax, prior period adjustments and the effect of Southern Cross dividends not subject to tax.

•

Net earnings after tax from continuing operations of $311 million in FY12 were significantly higher than the $79 million loss in FY11, primarily due to the reductions in depreciation and amortisation charges referred to above and the asset impairments in FY11.

•

Net earnings after tax from discontinued operations of $846 million in FY12 were significantly higher than the $245 million in the comparative period primarily due to the gain recognised on distribution of Chorus shares to shareholders. This gain is treated as an adjusting item as detailed below. Included in the discontinued

operations result are total costs of $160 million which include economic demerger transaction costs of $86 million, being $36 million of financing and consent fees and $50 million of other transaction costs. There are also $10 million of financing costs that were met by Chorus. This total of $96 million of economic costs compares to the $85 million to $120 million range of demerger transaction costs estimated in the Scheme Booklet.

Adjusting items and results

Telecom uses the terms ‘adjusted operating revenue’, ‘adjusted EBITDA’, ‘adjusted net earnings’ and ‘adjusted free cash flow’ to refer to such measures that reflect adjustments to our results to eliminate the effects of significant one-off gains, expenses and impairments. These are non-GAAP financial measures and are not prepared in accordance with IFRS. Management uses adjusted information to measure the underlying trends of the business and monitor performance. Management believes that these adjusted financial measures give a helpful view of Telecom’s results and facilitate comparisons from period to period. Telecom’s adjusted results should not be viewed in isolation or regarded as a replacement for corresponding IFRS measures and it should also be noted that these adjusted measures as defined or presented by Telecom may not be comparable to similarly titled measures reported by other companies.

Chorus was demerged from Telecom and became a stand-alone company effective 1 December 2011. A fair value gain of $764 million was recognised in FY12 as a result of the demerger, which also crystallised certain other transactions. Results from the demerged business are classified as a discontinued operation for FY12 and its results are not included in operating revenues or expenses for Telecom’s continuing operations.

The revenues and expenses in this management commentary reflect the results of Telecom’s continuing operations unless stated otherwise.

During FY12, the adjusting items were as follows:

Adjusted for in continuing operations:

•	Costs of $5 million were incurred in relation to the Canterbury earthquakes;

•	Other income of $8 million in relation to insurance proceeds from the Canterbury earthquakes;

•	One-off gain of $28 million in relation to the non-cash foreign exchange gain recycled from the foreign currency translation reserve; and

•	$1 million of related tax expense on the above adjustments.

Adjusted for in discontinued operations:

•	Transaction costs of $50 million incurred in effecting the demerger;

•

Gain of $764 million arising from the demerger of the Chorus business. The gain on demerger represents the difference between the fair value and the carrying value of the net assets distributed to shareholders on demerger of Chorus;

•	Net gain of $68 million in relation to entering into finance leases and jointly controlled asset arrangements with Chorus on demerger;

•	Debt restructuring costs of $110 million, including $74 million of accounting costs of closing out hedge arrangements and $36 million of transaction-related financing and consent fees; and

•	$33 million of related tax benefit on the above adjustments.

During H2 FY12, the adjusting items were as follows:

Adjusted for in discontinued operations:

•

An adjustment of $11 million to the initial gain arising from the demerger of the Chorus business, relating to additional assets identified post-demerger that have transferred to Chorus based on the agreed terms of the asset allocation plan;

•

An adjustment of $20 million to the initial gain on entering into finance leases with Chorus, relating to reassessments made post demerger of the asset values derecognised and receivable balance owing;

•	Additional costs of $3 million comprising specific separation-related systems, employee and transaction costs; and

•	$3 million of related tax benefit on the above adjustments.

During FY11, the adjusting items were as follows:

•	The Consumer division of AAPT’s operations was sold to iiNet for A$60 million. This sale resulted in a gain of NZ$18 million;

•

Costs of $42 million were recognised in relation to the Canterbury earthquakes, comprised of incremental operational costs incurred, customer credits and asset impairments (all in continuing operations);

•	Costs of $29 million were incurred in relation to Telecom’s UFB proposal (all in discontinued operations);

•

$257 million of asset impairment charges on copper-based regulatory assets due to the combined effect of the move to a fibre-oriented world and regulatory developments ($215 million in continuing operations and $42 million in discontinued operations); and

•	$88 million of related tax benefit on the above adjustments.

A reconciliation of reported total net earnings to adjusted total net earnings, both including earnings from discontinued operations, is shown in the table below.

	Year ended 30 June			Six months ended 30 June
	2012 $m	2011 $m	Change %	2012 $m	2011 $m	Change %

Reported net earnings	1,157	166	NM	151	1	NM

Adjusted for in continuing operations:
Gain on sale of AAPT consumer division	—	(18)	NM	—	—	—
Natural disaster costs	5	42	NM	—	38	NM
Earthquake insurance claim proceeds	(8)	—	NM	—	—	—
Asset impairments	—	215	NM	—	215	NM
Recycled foreign exchange gain from FCTR	(28)	—	NM	—	—	—
Related tax effects	1	(72)	NM	—	(71)	NM

Adjusted for in discontinued operations:
Demerger-related costs	50	—	NM	3	—	NM
UFB costs	—	29	NM	—	17	NM
Gain on distribution of Chorus shares	(764)	—	NM	11	—	NM
Net gain on asset arrangements between Chorus and Telecom	(68)	—	NM	20	—	NM
Asset impairments	—	42	NM	—	42	NM
Debt restructuring costs	110	—	NM	—	—	—
Related tax effects	(33)	(16)	NM	(3)	(12)	NM

Adjusted net earnings	422	388	8.8	182	230	(20.9)

An analysis of Telecom’s adjusted results is set out below:

	Year ended 30 June			Six months ended 30 June
	2012 NZ$m	2011 NZ$m	Change %	2012 NZ$m	2011 NZ$m	Change %

Adjusted operating revenue and other gains

Wholesale & International	745	1,028	(27.5)	358	501	(28.5)
Retail	1,928	2,015	(4.3)	966	1,003	(3.7)
Gen-i	1,360	1,422	(4.4)	677	708	(4.4)
AAPT	664	900	(26.2)	294	423	(30.5)
T&SS	460	589	(21.9)	181	284	(36.3)
Corporate	223	178	25.3	116	87	33.3
Revenues from discontinued operations	21	51	(58.8)	—	22	NM
Eliminations	(861)	(1,197)	(28.1)	(374)	(579)	(35.4)

Adjusted operating revenue and other gains	4,540	4,986	(8.9)	2,218	2,449	(9.4)

Adjusted EBITDA

Wholesale & International	154	145	6.2	75	70	7.1
Retail	506	493	2.6	273	253	7.9
Gen-i	263	237	11.0	140	132	6.1
AAPT	88	90	(2.2)	48	44	9.1
T&SS	—	4	NM	(1)	4	NM
Corporate	37	31	19.4	25	10	NM

Continuing operations	1,048	1,000	4.8	560	513	9.2
Discontinued operations	321	801	(59.9)	—	420	NM

Adjusted EBITDA	1,369	1,801	(24.0)	560	933	(40.0)

Adjusted net earnings	422	388	8.8	182	230	(20.9)
Adjusted free cash flow - continuing operations	656	490	33.9	343	289	18.7

•

Adjusted operating revenue and other gains reduced by 8.9% to $4,540 million in FY12 and by 9.4% to $2,218 million in H2 FY12 when compared to the prior comparative periods. The explanation of the decline is as described earlier; however, adjusted operating revenue excludes the $28 million foreign exchange gain and $8 million insurance recoveries.

•

Adjusted EBITDA decreased by 24.0% to $1,369 million in FY12 and by 40.0% to $560 million in H2 FY12, due largely to the reduced earnings from Telecom’s discontinued operations which contributed to EBITDA for five months in FY12, compared to twelve months in FY11.

•

Adjusted net earnings of $422 million in FY12 increased by 8.8% when compared to the $388 million in FY11, but decreased by 20.9% to $182 million in H2 FY12, primarily due to the reduced earnings from Telecom’s discontinued operations described above.

•

Telecom’s adjusted free cash flow from continuing operations (defined as adjusted EBITDA less capital expenditure) in FY12 of $656 million increased by $166 million, or 33.9%, when compared to FY11. The FY12 increase was attributable to a reduction in capital expenditure for continuing operations of $118 million when compared to FY11 and an increase in adjusted EBITDA from continuing operations of $48 million to $1,048 million in FY12.

Review of operations

Telecom’s business units currently comprise Wholesale & International, Retail, Gen-i and AAPT and they are supported by a technology and shared services unit (‘T&SS’). In addition to these operating segments, the results of which are reported to Telecom’s CEO, there is also a central product group and a corporate centre.

The results by business unit have historically incorporated internal trading as required by the Undertakings. These trades predominantly related to regulated services, as provided by Chorus and Wholesale. Field services that supported the provision of regulated services, as stipulated in the Undertakings, were also sold internally by Chorus. The Chorus and regulated Wholesale trades are no longer internal charges within Telecom post-demerger and instead, have been replaced by external trading arrangements.

Telecom’s results are currently reported on a fully allocated basis, where ‘Full Cost Apportionment’ (‘FCA’) aims to match costs with revenues and has resulted in a portion of internal trades that allocate substantially all the costs from T&SS and certain Corporate costs to customer facing business units, as well as a number of external interconnection revenues and costs currently recognised in Wholesale being allocated to other business units. Certain FCA costs historically allocated to Chorus have not been included within the discontinued operations results where these costs will not be replaced by similar charges under new trading arrangements with Telecom. These costs have instead been absorbed within the Corporate result in continuing operations. Telecom will discontinue its FCA allocation process with effect from 1 July 2012, but will continue to allocate some costs internally.

In addition to the operational separation trades and FCA, Wholesale & International derive internal revenue from the provision and supply of international data circuits, the supply of international internet services, and the termination of international voice traffic offshore.

All internal transactions are eliminated on consolidation. However, the comparative results have been re-presented as if the Chorus business had been discontinued from the start of the comparative period. Certain comparative numbers have therefore been restated to reflect changes to Telecom’s internal trading arrangements and certain other comparative information has also been reclassified to conform with the current period’s presentation. There is no change to the overall Group reported result.

The business unit results exclude significant one-off gains, expenses and impairments. These items are excluded from the business unit results to enable an analysis of the underlying earnings when the financial results are presented to Telecom’s CEO.

Business unit and corporate commentaries

All information presented in the following individual business unit and corporate commentaries refers to adjusted results, excluding the adjusting items referred to above.

Wholesale & International

Wholesale provides business data, voice and interconnect products and services to telecommunications service providers in New Zealand. These products and services are provided either as inputs that allow Wholesale’s customers to build and deliver their own tailored services or on a resale basis allowing customers to resell the equivalent of retail based services to their own customers. Wholesale also manages Telecom’s internet carriage and transit to and from New Zealand and Australia, over the Southern Cross and SMW3 cables, with a range of peering networks in the USA and Australia, as well as providing data services in North America and Australia.

International provides international voice services to other Telecom business units and to over 100 global customers, serviced through points of presence in North America, Europe and Asia.

	Year ended 30 June			Six months ended 30 June
	2012 $m	2011 $m	Change %	2012 $m	2011 $m	Change %
Operating revenues and other gains
Local service	236	218	8.3	119	111	7.2
Calling	194	262	(26.0)	91	126	(27.8)
Interconnection	68	158	(57.0)	33	78	(57.7)
Mobile	4	6	(33.3)	2	2	—
Data	98	91	7.7	49	49	—
Broadband and internet	1	1	—	1	—	NM
Other operating revenue	19	24	(20.8)	9	11	(18.2)
Internal revenue	119	268	(55.6)	54	124	(56.5)
Other gains	6	—	NM	—	—	—

	745	1,028	(27.5)	358	501	(28.5)

Operating expenses
Labour	22	38	(42.1)	10	18	(44.4)
Intercarrier costs	383	549	(30.2)	185	268	(31.0)
Other operating expenses	27	40	(32.5)	19	19	—
Internal expenses	159	256	(37.9)	69	126	(45.2)

	591	883	(33.1)	283	431	(34.3)

EBITDA	154	145	6.2	75	70	7.1

FTE - Permanent	206	333	(38.1)
FTE - Contractors	3	9	(66.7)

FTE - Total	209	342	(38.9)

Operating revenues

When compared to the prior comparative period, Wholesale & International’s revenue decreased by 27.5% to $745 million in FY12.

Local service revenues increased by 8.3% to $236 million in FY12, and by 7.2% to $119 million in H2 FY12, primarily reflecting growth in the number of fixed access lines, with connections increasing by 6.3% from 414,000 lines at 30 June 2011 to 440,000 lines at 30 June 2012. The increase in connections was driven by increased promotional activity by service providers.

Calling revenues decreased by 26.0% to $194 million in FY12 and by 27.8% to $91 million in H2 FY12 as a result of the competition in the international market causing a fall in the average price per minute, as well as exiting low margin customer arrangements.

Interconnection revenues decreased by $90 million, or 57.0%, to $68 million in FY12 and by $45 million, or 57.7%, to $33 million in H2 FY12 primarily due to decreases in SMS, voice and mobile termination rates.

Mobile revenues decreased by $2 million to $4 million in FY12, but remained flat in H2 FY12 at $2 million, compared to the prior comparative periods, predominantly due to a migration of customers from a CDMA network Mobile Virtual Network Operator (‘MVNO’) to a competitor at the end of FY11.

Data revenues increased by $7 million to $98 million in FY12, driven by growth with existing customers.

Internal revenues decreased by $149 million to $119 million in FY12 and by $70 million to $54 million in H2 FY12, due primarily to the reduction in SMS and mobile termination rates, which reduced termination cost recharges to other Telecom business units. New internal trading arrangements with other business units, combined with calling volume declines, as users switched from traditional voice to internet-based forms of communication, also contributed to the decline.

Other gains of $6 million in H1 FY12 arose on the sale of cable capacity.

Operating expenses

Wholesale & International’s operating expenses decreased by $292 million, or 33.1%, to $591 million in FY12 when compared to the prior comparative period.

Labour costs decreased by $16 million, or 42.1%, to $22 million in FY12 and by $8 million, or 44.4%, to $10 million in H2 FY12, reflecting lower FTE levels (with a number of employees transferring to Chorus or leaving on demerger) and the effects from cost-out initiatives.

Intercarrier costs decreased by $166 million, or 30.2%, to $383 million in FY12 and by $83 million, or 31.0%, to $185 million in H2 FY12, primarily due to lower costs per minute in the carrier services market, exiting low margin customer arrangements and decreases in SMS and mobile termination rates.

Other operating expenses decreased by $13 million, or 32.5%, to $27 million in FY12 due to the effect of cost-out initiatives in the carrier services business and a favourable foreign exchange impact arising from the strength of the NZ dollar.

Internal expenses decreased by $97 million to $159 million in FY12 and by $57 million to $69 million in H2 FY12 due to lower internal costs as a result of a lower allocation of interconnect revenue following the decrease in SMS, voice and mobile termination rates.

Wholesale and International’s EBITDA increased by $9 million, or 6.2%, to $154 million in FY12 when compared to FY11 as growth in data and local service revenues and a decrease in expenses more than offset other revenue declines.

Retail

Retail provides mass market products, services and support to consumer and commercial customers. As a full service provider, Retail provides fixed-line calling and access products, broadband, dial-up and online offerings, mobile voice, SMS / text, content and data services.

	Year ended 30 June			Six months ended 30 June
	2012 $m	2011 $m	Change %	2012 $m	2011 $m	Change %

Operating revenues and other gains
Local service	581	625	(7.0)	285	305	(6.6)
Calling	260	302	(13.9)	126	147	(14.3)
Mobile	672	609	10.3	344	313	9.9
Data	18	19	(5.3)	9	9	—
Broadband and internet	315	300	5.0	157	150	4.7
IT services	9	11	(18.2)	5	5	—
Other operating revenue	25	27	(7.4)	14	13	7.7
Internal revenue	45	122	(63.1)	23	61	(62.3)
Other gains	3	—	NM	3	—	NM

	1,928	2,015	(4.3)	966	1,003	(3.7)

Operating expenses
Labour	133	147	(9.5)	67	72	(6.9)
Intercarrier costs	329	344	(4.4)	168	168	—
Other operating expenses	541	342	58.2	323	157	NM
Internal expenses	419	689	(39.2)	135	353	(61.8)

	1,422	1,522	(6.6)	693	750	(7.6)

EBITDA	506	493	2.6	273	253	7.9

FTE - Permanent	1,688	1,840	(8.3)
FTE - Contractors	125	137	(8.8)

FTE - Total	1,813	1,977	(8.3)

Operating revenues

Retail’s operating revenues in FY12 of $1,928 million decreased by $87 million, or 4.3%, when compared to FY11. Local service, calling, data and IT services revenue declines in FY12 of $89 million were partially offset by $78 million of growth in mobile and broadband and internet revenues.

Local service and calling revenues declined in FY12 by a combined $86 million, or 9.3%, to $841 million when compared to FY11, due to continued fixed access customer churn and a reduction in international calling prices.

Retail access lines decreased by 8.0% from 1.061 million at 30 June 2011 to 976,000 at 30 June 2012. H2 FY12 reflected a period of increased competitor activity at entry-level price points, however Retail continues to focus on maintaining ARPU growth by retaining high-value existing customers and remaining competitive at entry-level bundle price points.

Calling revenues decreased by $42 million, or 13.9%, in FY12 primarily due to the lower access line base, as well as the re-pricing of key calling categories following the regulation in FY11 of the mobile termination rate. International and fixed to mobile price reductions in FY12 have partly mitigated the calling churn.

Broadband and internet revenues increased by $15 million, or 5.0%, to $315 million in FY12. H2 FY12 saw price-based competitor activity as described above. Despite an increase in price-based competition in the market, broadband connections of 599,000 at 30 June 2012 increased by 8,000, or 1.4%, when compared to 30 June 2011.

Mobile revenues (including Retail and Gen-i) increased by $89 million, or 11.1%, to $890 million in FY12 when compared to FY11, due to increased device revenues (which include the impact of a change in mobile terms and conditions) and mobile data revenues, which more than offset declines in mobile voice revenues.

Telecom’s mobile customer base (including Retail, Gen-i, and Wholesale connections) decreased by 3.1% to 2.031 million customers at 30 June 2012 from 2.097 million customers at 30 June 2011. This decline is largely attributable to the closure of the CDMA network in July 2012 and associated churn of predominantly low-value prepaid customers. Consequently, the prepaid base has decreased by 126,000, or 10.1%, since 30 June 2011.

Retail’s continued focus on smartphone penetration and acquisition of high-value customers, together with further migration of customers from prepaid to postpaid plans, has delivered significant growth in the postpaid base during FY12, with a net increase of 60,000, or 7.1%, in total connections since 30 June 2011. The launch of the iPhone 4S late in H1 FY12 was a significant driver of the strong postpaid growth in FY12.

At 30 June 2012, 1.565 million customers were on the XT network, with XT connections up by 382,000, or 32.3%, from 30 June 2011. 466,000 customers, or 22.9% of the mobile base, remain on the CDMA network at 30 June 2012 compared to 43.6% of the base as at 30 June 2011. All revenue-generating activities from Telecom’s CDMA services ended in July 2012. During FY12, a large percentage of CDMA customers and revenues were migrated to the WCDMA network.

Mobile ARPU increased by 9.4% to $29.14 in FY12 when compared to $26.64 in FY11. While mobile voice revenues declined by $18 million, or 4.3%, in FY12 compared to FY11, this was more than offset by $31 million, or 11.4%, growth in data revenues over the same period. The strong data revenue growth was driven by the increased number of higher value customers acquired and continued acceleration of data use and smartphone penetration.

Internal revenue decreased by $77 million, or 63.1%, to $45 million in FY12 when compared to FY11 due to reduced interconnection revenues following the reduction in regulated mobile termination rates.

Operating expenses

Continued focus on cost efficiency has driven operating costs to the lowest levels in recent periods, with FY12 seeing a $100 million, or 6.6%, reduction compared to FY11.

Labour expenses of $133 million in FY12 decreased by $14 million, or 9.5%, when compared to FY11, driven by headcount reductions and an internal centralisation of support functions in FY12.

Intercarrier costs of $329 million are $15 million, or 4.4%, lower than in FY11 due to new trading agreements and pricing on arrangements with Chorus previously charged via internal operating expenses. Cost efficiencies have been realised in part through the avoidance of unnecessary provisioning and maintenance activities.

Other operating costs have increased by NZ$199 million, or 58.2%, to NZ$541 million when compared to FY11 primarily due to mobile cost of sales increasing as result of increased sales of higher-cost smartphone devices, increased device volumes during the CDMA closure and increased upgrade activity following the two-year XT launch anniversary in FY12 and related customer contract expiry.

Internal expenses have decreased by NZ$270 million, or 39.2%, to NZ$419 million when compared to FY11, primarily due to interconnect costs reducing in line with the corresponding decline in interconnect revenues and internal trade costs reductions as new trading arrangements were implemented.

Gen-i

Gen-i’s goal is to become Australasia’s most preferred ICT hosted services and integrated ICT solutions provider, delivering brilliant outcomes for its clients.

	Year ended 30 June			Six months ended 30 June
	2012	2011	Change	2012	2011	Change
	$m	$m	%	$m	$m	%

Operating revenues and other gains
Local service	88	98	(10.2)	44	48	(8.3)
Calling	133	150	(11.3)	65	75	(13.3)
Mobile	218	192	13.5	108	97	11.3
Data	274	315	(13.0)	134	147	(8.8)
Broadband and internet	17	19	(10.5)	9	8	12.5
IT services	535	550	(2.7)	272	282	(3.5)
Resale	2	4	(50.0)	1	2	(50.0)
Other operating revenue	10	14	(28.6)	4	7	(42.9)
Internal revenue	79	80	(1.3)	40	42	(4.8)
Other gains	4	—	NM	—	—	—

	1,360	1,422	(4.4)	677	708	(4.4)

Operating expenses
Labour	294	333	(11.7)	138	162	(14.8)
Intercarrier costs	56	47	19.1	31	23	34.8
Other operating expenses	458	448	2.2	244	218	11.9
Internal expenses	289	357	(19.0)	124	173	(28.3)

	1,097	1,185	(7.4)	537	576	(6.8)

EBITDA	263	237	11.0	140	132	6.1

FTE - Permanent	2,339	2,652	(11.8)
FTE - Contractors	133	246	(45.9)

FTE - Total	2,472	2,898	(14.7)

The results for Gen-i are presented separately under the headings Gen-i telecommunications solutions and Gen-i IT solutions. Sales and support costs are included within the telecommunications results. Gen-i’s IT solutions business has lower margins and lower capital expenditure requirements than the telecommunications business activities. Many of Gen-i’s clients require an ICT package combining both telecommunications and IT solutions.

Gen-i telecommunications solutions

	Year ended 30 June			Six months ended 30 June
	2012	2011	Change	2012	2011	Change
	$m	$m	%	$m	$m	%

Operating revenues
Local service	88	98	(10.2)	44	48	(8.3)
Calling	133	150	(11.3)	65	75	(13.3)
Mobile	218	192	13.5	108	97	11.3
Data	272	315	(13.7)	133	147	(9.5)
Broadband and internet	17	19	(10.5)	9	8	12.5
IT services	51	58	(12.1)	25	27	(7.4)
Resale	2	4	(50.0)	1	2	(50.0)
Other operating revenue	7	12	(41.7)	2	6	(66.7)
Internal revenue	47	55	(14.5)	27	27	—

	835	903	(7.5)	414	437	(5.3)

Operating expenses
Labour	134	175	(23.4)	62	84	(26.2)
Intercarrier costs	56	47	19.1	31	23	34.8
Other operating expenses	155	145	6.9	89	62	43.5
Internal expenses	273	343	(20.4)	119	165	(27.9)

	618	710	(13.0)	301	334	(9.9)

EBITDA	217	193	12.4	113	103	9.7

FTE - Permanent	903	1,072	(15.8)
FTE - Contractors	27	47	(42.6)

FTE - Total	930	1,119	(16.9)

Operating revenues – Telecommunications solutions

Traditional local service and calling revenues continue to decline in FY12. Local service revenues declined by $10 million to $88 million in FY12 and by $4 million to $44 million in H2 FY12. This was driven by lower volumes as customers continue to consolidate lines and move to IP-based services and a decline in price due to ongoing market competition.

Calling revenues declined by $17 million to $133 million in FY12 and by $10 million to $65 million in H2 FY12 reflecting the combined effect of lower prices and volumes and the exit of a significant financial services client in Australia.

Mobile revenues of $218 million increased by $26 million in FY12 and by $11 million to $108 million in H2 FY12 reflecting continued growth in connections, increased data revenues and increased device revenues from smartphone uptake.

Data revenue decreased by $43 million to $272 million in FY12 and by $14 million to $133 million in H2 FY12 primarily due to the aforementioned customer exit in Australia, as well as market price pressure and substitution of legacy copper-based products with fibre.

IT services and other operating revenue decreased by a combined $12 million to $58 million in FY12 and by $6 million to $27 million in H2 FY12, also due to the exit of the Australian client noted above.

Internal revenue has decreased by $8 million to $47 million in FY12 but was flat in H2 FY12 due to lower interconnection revenue arising from a fall in the regulated mobile termination rates and the aforementioned Australian client exit.

Operating expenses – Telecommunications solutions

Labour costs decreased by $41 million, or 23.4%, to $134 million in FY12 and by $22 million, or 26.2%, to $62 million in H2 FY12 when compared with the prior comparative periods due to lower FTE levels. The reduction reflects centralisation cost savings with support functions now charged to Gen-i through internal cost allocation, business transformation savings and the Australian client exit noted above.

Intercarrier costs increased by $9 million to $56 million in FY12 and by $8 million to $31 million in H2 FY12 due to movement of costs from internal to external intercarrier costs arising from the new post demerger trading arrangements with Chorus.

Other operating expenses increased by $10 million to $155 million in FY12 and by $27 million to $89 million in H2 FY12, due to increased volumes of purchasing. This is partially offset by lower cost of sales on other business and support costs, due to the exit of the aforementioned customer in Australia and reduced expenses relating to the lower FTE numbers.

Internal expenses declined by $70 million to $273 million in FY12 and by $46 million to $119 million in H2 FY12 primarily due to movement of costs from internal to external intercarrier costs arising from the new post demerger trading arrangements with Chorus and a decrease in termination cost recharges from other Telecom business units as a result of the reduction in SMS, voice and mobile termination rates.

Gen-i IT solutions

	Year ended 30 June			Six months ended 30 June
	2012	2011	Change	2012	2011	Change
	$m	$m	%	$m	$m	%

Operating revenues and other gains
Data	2	—	NM	1	—	NM
IT services	484	492	(1.6)	247	255	(3.1)
Other operating revenue	3	2	50.0	2	1	NM
Internal revenue	32	25	28.0	13	15	(13.3)
Other gains	4	—	NM	—	—	—

	525	519	1.2	263	271	(3.0)

Operating expenses
Labour	160	158	1.3	76	78	(2.6)
Other operating expenses	303	303	—	155	156	(0.6)
Internal expenses	16	14	14.3	5	8	(37.5)

	479	475	0.8	236	242	(2.5)

EBITDA	46	44	4.5	27	29	(6.9)

FTE - Permanent	1,436	1,580	(9.1)
FTE - Contractors	106	199	(46.7)

FTE - Total	1,542	1,779	(13.3)

Operating revenues – IT solutions

Overall IT Solutions revenue increased by $6 million, or 1.2%, in FY12 and reduced by $8 million, or 3.0%, in H2 FY12, when compared to the prior comparative periods.

IT Services revenue decreased by $8 million, or 1.6%, to $484 million in FY12 and decreased by $8 million, or 3.1%, to $247 million in H2 FY12, when compared to the prior comparative periods. This is primarily due to lower revenues arising from the exit of the aforementioned financial services client in Australia.

Internal revenue increased by $7 million to $32 million in FY12 but decreased by $2 million to $13 million in H2 FY12 due to bringing in-house end user support and higher customer-related costs being on-charged to other business units.

Other gains of $4 million arose on the sale of the Software Solutions business in H1 FY12.

Operating expenses – IT solutions

Labour costs increased by $2 million, or 1.3% to $160 million in FY12 and decreased $2 million or 2.6% to $76 million in H2 FY12 when compared to the prior comparative period. The overall FY12 increase of $2 million was primarily due to lower net project labour cost recoveries charged to other parts of Telecom, together with reduced capitalisation of costs. These increases were greater than the cost savings arising from FTE reductions due to transformation and the sale of the Software Solutions business.

Other operating expenses remained unchanged at $303 million in FY12 and decreased by $1 million to $155 million in H2 FY12 when compared to the comparative period.

Internal expenses increased by $2 million to $16 million in FY12 due to an increase in lease costs.

AAPT

AAPT is an Australian telecommunications provider that owns and operates its own national voice and data network. This includes nation-wide diverse coverage of 11,000km of interstate fibre, its own data centres in major capital cities, fibre access to 1,600 buildings and Midband Ethernet in over 200 exchanges. AAPT has access to DSL coverage in over 400 exchanges focused on the major Australian cities and large metropolitan areas.

AAPT has two customer segments, Wholesale and Business Solutions. Wholesale focuses on leveraging AAPT’s network reach particularly within the ‘on-net’ data and internet sales to the carrier, partner and reseller channels. Business Solutions addresses the corporate, medium and small enterprise segments and is focused on selling ‘on-net’ data and internet. The Consumer division was sold 30 September 2010 for A$60 million. The gain on the sale of the Consumer division has been excluded from these adjusted results.

To eliminate the impact of foreign exchange rate movements AAPT’s results are presented in Australian dollars (‘A$’).

	Year ended 30 June			Six months ended 30 June
	2012	2011	Change	2012	2011	Change
	A$m	A$m	%	A$m	A$m	%

Adjusted operating revenues
Local service	—	11	NM	—	3	NM
Calling	130	164	(20.7)	60	76	(21.1)
Interconnection	28	29	(3.4)	14	14	—
Mobile	8	14	(42.9)	4	6	(33.3)
Data	107	115	(7.0)	52	59	(11.9)
Broadband and internet	94	129	(27.1)	38	59	(35.6)
Resale	109	177	(38.4)	38	82	(53.7)
Other operating revenue	5	3	66.7	3	—	NM
Internal revenue	35	51	(31.4)	18	19	(5.3)

	516	693	(25.5)	227	318	(28.6)

Operating expenses
Labour	101	113	(10.6)	50	54	(7.4)
Intercarrier costs	266	389	(31.6)	104	182	(42.9)
Other operating expenses	53	78	(32.1)	24	30	(20.0)
Internal expenses	29	42	(31.0)	13	19	(31.6)

	449	622	(27.8)	191	285	(33.0)

Adjusted EBITDA	67	71	(5.6)	36	33	9.1

FTE - Permanent	751	781	(3.8)
FTE - Contractors	14	9	55.6

FTE - Total	765	790	(3.2)

Adjusted operating revenues

Adjusted operating revenues decreased by A$177 million to A$516 million in FY12 as revenue declined in all categories. A$92 million of the revenue decline was attributable to the net reduction in revenue due to the sale of the Consumer division, which has affected calling, local service, broadband and internet and resale revenues. The Business Solutions and Wholesale divisions also experienced an A$87 million decrease in revenue when compared to FY11. This was primarily driven by wholesale customer consolidation, prior to NBN going live, and the continued rationalisation of low-margin resale revenue. Additionally, pricing erosion in internet bandwidth continues but volumes continue to grow. Internal revenue has decreased by A$16 million to A$35 million in FY12 driven by lower sales to Gen-i.

Operating expenses

Labour costs decreased in FY12 by A$12 million to A$101 million and by A$4 million to A$50 million in H2 FY12 when compared to the prior comparative periods, primarily due to the 3% lower headcount, which was driven by restructuring to align to the new business structure.

Intercarrier costs reduced by A$123 million to A$266 million in FY12 and by A$78 million to A$104 million in H2 FY12 when compared to the prior comparative periods in line with reduced revenue, reflecting the focus on higher margin data and internet sales, partially offset by less favourable terms agreed with Telstra in FY12.

Other operating expenses reduced by A$25 million to A$53 million in FY12 and by A$6 million to A$24 million in H2 FY12 when compared to the prior comparative periods. The reduction was driven by cost savings through the sale of the Consumer division, exiting contracts, billing system rationalisation and the exit of CBD office space.

The decline in internal expenses of A$13 million to A$29 million in FY12 was driven by the decline in revenue volumes.

Technology & Shared Services

T&SS maintains and develops all of Telecom’s New Zealand shared IT and network operations. The T&SS team ensures Telecom’s IT, infrastructure and architecture is aligned with the wider Group’s business objectives. In addition to the core technology teams, the shared services division of T&SS supports Telecom in areas such as supply chain, provisioning, billing, engineering, operations and information management.

Under FCA T&SS currently allocates costs to each of the market facing business units based on their use of T&SS resources or, where applicable, the volumes they drive through T&SS. The charge to other business units is presented as internal revenue in T&SS and internal expenses in the other business units.

	Year ended 30 June			Six months ended 30 June
	2012	2011	Change	2012	2011	Change
	$m	$m	%	$m	$m	%

Operating revenues and other gains
Other operating revenue	38	9	NM	24	5	NM
Internal revenue	417	558	(25.3)	152	271	(43.9)
Other gains	5	22	(77.3)	5	8	(37.5)

	460	589	(21.9)	181	284	(36.3)

Adjusted operating expenses
Labour	119	108	10.2	57	55	3.6
Intercarrier costs	50	114	(56.1)	1	58	(98.3)
Other operating expenses	239	266	(10.2)	116	116	—
Internal expenses	52	97	(46.4)	8	51	(84.3)

	460	585	(21.4)	182	280	(35.0)

Adjusted EBITDA	—	4	NM	(1)	4	NM

FTE - Permanent	1,814	1,843	(1.6)
FTE - Contractors	132	206	(35.9)

FTE - Total	1,946	2,049	(5.0)

Operating revenues and other gains

Other operating revenue largely comprises three components being cost recovery for use of T&SS’s assets by external parties, provision of services by T&SS to external parties and, in some instances, credits received from third party suppliers. Other operating revenue increased by $29 million in FY12 when compared to FY11 and by $19 million in H2 FY12 when compared to H2 FY11 primarily due to new trading arrangements taking effect on demerger.

Other gains of $5 million in FY12 and $22 million in FY11 represented settlements reached with suppliers.

Through FCA, T&SS recovers its net costs from the other business units. Internal revenue therefore mirrors and fluctuates in line with total operating expenses and other revenues.

Adjusted operating expenses

Adjusted labour costs increased by $11 million in FY12 when compared to FY11 and by $2 million in H2 FY12 compared to H2 FY11. The FY12 increase was predominantly related to the in-sourcing of functions and resulting headcount from Hewlett Packard (‘HP’). These labour costs were previously recognised in other operating expenses.

Intercarrier costs decreased by $64 million to $50 million in FY12 and by $57 million to $1 million in H2 FY12 compared to H2 FY11. The decrease was predominantly related to the demerger of Chorus and, from 1 December 2011, Chorus now charges other Telecom business units directly.

Other operating expenses decreased by $27 million to $239 million in FY12 when compared to FY11 and were flat at $116 million in H2 FY12 compared to H2 FY11. The FY12 decrease relates to the savings from the HP in-sourcing, as well as ongoing focus on cost-out programmes.

Internal expenses decreased by $45 million to $52 million in FY12 when compared to FY11 and by $43 million to $8 million in H2 FY12 when compared to H2 FY11. This was driven by a reduction in FCA charges as a result of demerger, partially offset by new internal costs due to the in-sourcing noted above, with some external costs previously charged by HP now being charged from Gen-i.

Corporate

Telecom is supported by a corporate centre, which provides leadership, finance, communications, strategy, human resources and legal functions for the Group. A central product group was established as part of the Vision 2013 strategy and its costs are included in the corporate centre. Revenue includes dividends received from Southern Cross and other revenue not directly associated with a business unit. Certain corporate revenues and costs are allocated under FCA to other business units.

	Year ended 30 June			Six months ended 30 June
	2012	2011	Change	2012	2011	Change
	$m	$m	%	$m	$m	%

Operating revenues
Other operating revenue	68	70	(2.9)	35	27	29.6
Other gains	—	5	NM	—	5	NM
Internal revenue	155	103	50.5	81	55	47.3

	223	178	25.3	116	87	33.3

Adjusted operating expenses
Labour	100	57	75.4	49	30	63.3
Other operating expenses	47	54	(13.0)	21	27	(22.2)
Internal expenses	39	36	8.3	21	20	5.0

	186	147	26.5	91	77	18.2

Adjusted EBITDA	37	31	19.4	25	10	NM

FTE - Permanent	626	246	NM
FTE - Contractors	35	13	NM

FTE - Total	661	259	NM

Operating revenues

Other operating revenue decreased by $2 million in FY12 when compared to FY11, primarily due to a reduction in Southern Cross dividends, partially offset by reassessments of remaining TSO-related revenue accruals in FY11. Southern Cross dividends vary in amount and timing and are denominated in USD.

Other gains in FY11 of $5 million arose on the sale of Telecom’s interest in Yahoo!Xtra.

Internal revenue of $155 million was $52 million higher in FY12 than the prior comparative period, primarily due to increased recoveries under FCA.

Adjusted operating expenses

Adjusted labour costs increased by $43 million to $100 million in FY12 and by $19 million to $49 million in H2 FY12 when compared with the prior comparative periods predominantly due to an increase in the number of FTEs arising from the centralisation of certain support functions from business units into corporate and the establishment of the central product group.

Adjusted other operating expenses decreased by $7 million to $47 million for FY12 as cost savings more than offset increased costs transferred to corporate as part of centralisation.

Discontinued operations

The Chorus business was demerged effective on 1 December 2011 and is reported as a discontinued operation. Chorus earnings for the period up to the demerger date (30 November 2011) are included in the FY12 discontinued results below. The results of the discontinued operations, comprising Chorus, regulated Wholesale and other costs related to the demerged business, are presented below and represent the reported earnings prior to adjusting items (detailed earlier in this document).

	Year ended 30 June		Six months ended 30 June
	2012	2011	2012	2011
	$m	$m	$m	$m

Operating revenues
Local service	13	26	—	13
Data	9	18	—	10
Broadband and internet	44	94	—	54
Other operating revenue	13	31	—	17
Internal revenues from Telecom continuing operations	417	963	—	498

	496	1,132	—	592

Operating expenses
Labour	17	37	—	19
Asset impairments	—	42	—	42
Other operating expenses	137	243	—	131
Internal costs from Telecom continuing operations	21	51	—	22

EBITDA	321	759	—	378
Depreciation	84	265	—	135
Amortisation	21	54	—	31
Net finance costs	20	51	—	25

Earnings before income tax	196	389	—	187
Income tax expense on earnings	(55)	(115)	—	(52)

Earnings after tax before one-off items	141	274	—	135
Gain on distribution of Chorus shares	764	—	(11)	—
Net gain on asset arrangements between Chorus and Telecom	68	—	(20)	—
Debt restructuring costs	(110)	—	—	—
Other expenses	(50)	(29)	(3)	(17)
Tax benefit on demerger related items	33	—	3	(4)

Net earnings for the period	846	245	(31)	114

The trading results in the table above represent those of the discontinued operations for the five months ended 30 November 2011 for FY12 compared to the twelve months in FY11. Refer to the H1 FY12 management commentary for analysis of the trading results for the first half of FY12.

The only items recorded in the discontinued operations in H2 FY12 were all adjusting items relating to demerger as described and considered in more detail above.

Group cash flow

The cash flow information presented below includes cash flows arising from continuing and discontinued operations.

	Year ended 30 June
	2012	2011	Change
	$m	$m	%

Cash flows from operating activities	985	1,349	(27.0)
Cash flows from investing activities	(663)	(835)	(20.6)
Cash flows from financing activities	(462)	(520)	(11.2)
Foreign exchange movement	1	(9)	NM

Net movement in cash	(139)	(15)	NM

Detailed disclosure of the above line items is included in Telecom’s condensed financial statements which have been released with this management commentary.

Cash flows from operating activities

Net cash from operating activities decreased in FY12 by $364 million to $985 million when compared to FY11. This is primarily due to Telecom now having to pay Chorus for services previously treated as internal (non cash) trading and Telecom no longer receiving Chorus-related cash received from customers. Cash received from customers decreased by $440 million and SX dividends received decreased by $13 million, which were partially offset by a $19 million reduction in payments to suppliers and employees, an increase in interest receipts of $11 million and a $52 million reduction in interest payments due to lower debt levels after demerger. As well as demerger impacts, the decline in cash received from customers follows the overall declining revenue trend and was also affected by other working capital requirements. Supplier and employee payments have reduced due to cost saving initiatives but were mostly offset by demerger impacts. Tax payments of $120 million in FY12 decreased by $7 million when compared to the prior comparative period.

Cash flows from investing activities

The net cash outflow on investing activities of $663 million in FY12 was $172 million lower than the $835 million outflow in FY11, largely due to a $342 million reduction in capital expenditure payments in FY12 due to ongoing capital expenditure control and no Chorus-related spend since demerger, combined with $5 million of proceeds from the sale of the Software Solutions business. This was partially offset by the $180 million of proceeds in FY11 from the sale of the AAPT Consumer division, Telecom’s stakes in iiNet and Macquarie Telecom and the proceeds from the Yahoo!Xtra sale.

Cash flows from financing activities

Telecom’s outflows from financing activities largely reflect borrowing activities, share buyback and dividend payments to shareholders. The net cash outflow for financing activities in FY12 was $462 million, compared to a cash outflow of $520 million in FY11. FY12 comprises $340 million of dividend payments compared to $313 million in FY11. Telecom also repurchased share capital totalling $165 million in FY12. During FY12, Telecom repaid net $1,302 million of long-term debt and derivatives compared to $783 million in FY11. The FY12 repayment was offset by a net receipt on short-term and long-term debt of $1,427 million, of which $1,106 million was included in the net assets transferred to Chorus. One-off debt restructuring costs of $205 million were paid in FY12. Telecom also received $110 million of released collateral funds compared to payments of $89 million in FY11 and net $13 million receipts from finance lease arrangements.

Capital expenditure

The capital expenditure information presented below incorporates expenditure from both continuing and discontinued operations.

	Year ended 30 June			Six months ended 30 June
	2012	2011	Change	2012	2011	Change
	$m	$m	%	$m	$m	%

Transformation and regulation
FTTN	40	136		—	68
FNT	—	8		—	1
Retail NGT	36	65		13	25
Separation	12	91		—	34
UFB	29	—		(14)	—
RBI	12	—		1	—
Other regulatory	4	5		3	3

Total transformation and regulation	133	305	(56.4)	3	131	(97.7)

Business sustaining
WCDMA mobile network	88	107		46	44
IT systems	59	55		34	26
Gen-i	71	66		51	29
AAPT	40	56		22	17
Southern Cross capacity	4	4		3	4
Network maintenance and growth	67	184		12	111
New products and services	17	61		6	32
Other business sustaining	49	76		26	40

Total business sustaining	395	609	(35.1)	200	303	(34.0)

Total	528	914	(42.2)	203	434	(53.2)

Total capital expenditure for FY12 of $528 million was $386 million, or 42.2%, less than FY11.

A number of factors have contributed to the decreased expenditure, namely;

•

The demerger of Chorus effective on 1 December 2011. FY12 included five months of Chorus-related spend compared to 12 months in FY11. The FY12 total capital expenditure of $528 million included approximately $136 million of Chorus-related spend ($150 million reported at H1 FY12 was overstated by $14 million).

•

For continuing operations there was a $118 million decrease in expenditure from $510 million in FY11 to $392 million in FY12 due to continued focus on optimising at levels appropriate for the new demerged entity.

Transformation and Regulation

The Chorus-related FTTN investment in FY12 of $40 million was $96 million lower than FY11 with the programme winding down by December 2011 as planned.

Retail NGT investment of $36 million was $29 million less in FY12 due to the timing of higher spend on NGT capability in FY11 compared to programme requirements in FY12.

Capital expenditure relating to operational separation decreased to $11 million in FY12, compared with $91 million in FY11, due to Chorus operational separation commitments being met during FY11.

There were two new capital expenditure initiatives in FY12. UFB-related capital expenditure was $29 million and spend on RBI was $12 million. The majority of spend was incurred by Chorus prior to demerger. As noted above, the UFB costs for H2 FY12 were affected by reassessment made across FY12 of estimates made around demerger date.

Business Sustaining

Spend on the XT network decreased to $88 million in FY12 from $107 million in FY11, due to significantly high levels of mobile network spending in the past leading to lower spend required in FY12.

Expenditure on IT systems of $59 million was $4 million higher in FY12 than FY11, primarily due to additional process improvement projects being completed in FY12.

Gen-i spend in FY12 of $71 million was $5 million higher than FY11, primarily due to H2 FY12 spend relating to a new client data centre in Auckland.

AAPT spend of $40 million in FY12 was $16 million lower than FY11 due to continued focus and prioritisation of investment needs. Key spend for FY12 is customer and capacity related.

Network maintenance and growth spend of $67 million was $117 million lower than FY11 due to this being predominantly Chorus-related spend. In regards to continuing operations, the $17 million reduction in spend in FY12 is due to key capacity projects being completed in FY11 together with a continued focus on improving network utilisation.

New products and services spend of $17 million was $44 million lower than FY11 due to the high level of investment in FY11 on backhaul services infrastructure, the majority of which was Chorus-related.

Other business sustaining spend of $49 million was $27 million lower than FY11 due to key power and building projects being completed in FY11.

Long-term capital management and dividend policy

Long-term capital management

Telecom’s principal sources of liquidity are operating cash flows and external borrowing from established debt programmes and bank facilities.

Telecom demerged Chorus into a separate listed entity effective 1 December 2011. Post the demerger the Telecom board continues to be committed to Telecom maintaining an ‘A band’ credit rating and its capital management policies are designed to ensure this objective is met. To that end, Telecom intends to manage its debt levels to ensure that the ratio of net interest bearing debt (inclusive of associated derivatives) to EBITDA does not materially exceed 1.1 times on a long run basis, which for credit ratings agency purposes equates approximately to debt to EBITDA of 1.5 times. The difference between these two ratios is primarily due to the capitalisation of operating leases.

As at 30 June 2012, Telecom had been assigned a credit rating of A-/Stable by Standard & Poor’s and A3/Stable by Moody’s Investor Services.

On-market Buyback

Telecom has previously announced its intention to conduct an on-market buyback to acquire a maximum of 200 million ordinary shares for an aggregate purchase price of not more than NZ$300 million.

The buyback will return capital deemed surplus to existing requirements and will result in a gearing ratio that is more consistent with Telecom’s long-term capital management policies.

At 30 June 2012, Telecom had purchased approximately 69 million shares at a cost of $169 million (representing an average buyback price of $2.46), meaning that the on-market buyback is approximately 56% complete.

FY12 Ordinary dividends

For FY12 Telecom has continued with the existing dividend policy, to target a payout ratio of approximately 90% of adjusted net earnings, subject to there being no material adverse changes in circumstances or operating outlook.

In FY12 Telecom has shifted to paying dividends on a semi-annual basis. In accordance with this approach, a dividend of 11.0 cents per share has been declared for H2 FY12. This dividend will be partially imputed at the rate of 3.2083 imputation credits per share (which equates to 75% imputation based on the current corporate tax rate). Supplementary dividends paid to non resident shareholders will correspondingly be reduced on a pro-rata basis.

Second half ordinary dividends
Ordinary shares	11.0 cents
American Depositary Shares [1]	US 44.48 cents

“Ex” dividend dates
New Zealand Stock Exchange	19 Sept 2012
Australian Stock Exchange	17 Sept 2012
American Depositary Shares	18 Sept 2012

Record dates
New Zealand, Australian Stock Exchanges	21 Sept 2012
American Depositary Shares	20 Sept 2012

Payment dates
New Zealand, Australia	5 Oct 2012
American Depositary Shares	15 Oct 2012

[1]

Based on an exchange rate at 31 July 2012 of $1.00 to US$0.8088 and a ratio of five ordinary shares per one American Depositary Share. The actual exchange rate used for conversion is determined in the week prior to payment when the Bank of New York performs the physical currency conversion.

Dividend Reinvestment Plan

The Dividend Reinvestment Plan has been retained. For the H2 FY12 dividend, shares issued under the Dividend Reinvestment Plan will be issued at the prevailing market price applied to ordinary shares. The last date for shareholders to elect to participate in the Dividend Reinvestment Plan for the H2 FY12 dividend is 21 September 2012.

For the H1 FY12 dividend Telecom acquired an equivalent number of ordinary shares on-market, to those issued under the Dividend Reinvestment Plan. For the H2 FY12 dividend Telecom will not acquire an equivalent number of shares to those issued under the Dividend Reinvestment Plan. These mechanisms will be reviewed at each dividend date.

FY13 Dividend Policy

For FY13, Telecom will continue with the existing dividend policy of targeting a payout ratio of approximately 90% of adjusted net earnings, subject to there being no material adverse changes in circumstances or operating outlook. Dividends will continue to be paid on a semi-annual basis.

It is currently anticipated that the FY13 dividend will be partially imputed in the range of 70% to 100% of the corporate tax rate, although this prediction is highly sensitive to a number of factors. To the extent that dividends are not fully imputed, the amount of any supplementary dividend declared will be reduced on a pro-rata basis.

Competition, regulation and litigation

The significant changes in Telecom’s competitive and regulatory environment in H2 FY12 are set out below.

This should be read in conjunction with the competitive and regulatory disclosures, as set out in Telecom’s 2012 Annual Report, as well as the comparative section in the H1 FY12 Management Commentary, both of which are available online at:

http://investor.telecom.co.nz

The telecommunications sector in New Zealand is governed principally by the Telecommunications Act 2001 (the ‘Act’). The Act provides for certain telecommunications services to be regulated by the Commerce Commission. Most services can be regulated under the Act on price and non-price terms, while other services may only have non-price terms determined.

Previous Regulatory Regime

Over the last ten years, Telecom had operated in the context of increasing Government regulation and had incurred significant costs, most recently associated with complying with the Operational Separation Undertakings (which required the operational separation of Telecom into network (pre-demerger Chorus), wholesale and retail business units in accordance with a number of associated migration milestones). It had also undertaken extensive capital investment to comply with the migration plans within the Operational Separation Undertakings, expended significant resources to maintain accounting separation and devoted considerable management attention and time to compliance.

New Regulatory Regime Post Demerger

The Telecommunications (TSO, Broadband and other matters) Amendment Act 2011 (Telecommunications Amendment Act) was enacted on 30 June 2011 and made significant amendments to the Act; importantly it established a substantially revised regulatory regime that applied to Telecom and Chorus upon demerger. The changes made removed many of the most onerous elements of Telecom’s significant regulatory burden and was a key advantage of the demerger for Telecom.

The key changes to the regulatory regime included:

•

transfer of regulatory obligations in relation to key wholesale and access services to Chorus, including Unbundled Copper Local Loop (‘UCLL’) services, sub-loop unbundling services and Unbundled Bitstream Access (‘UBA’) services;

•	removal of the Operational Separation Undertakings;

•	removal of the Independent Oversight Group that monitored pre-demerger Telecom’s compliance with respect to the Operational Separation Undertakings;

•	removal of the ownership restrictions on existing or prospective pre-demerger Telecom shareholders (equivalent ownership restrictions were put in place for Chorus’ shareholders);

•

a split of the obligations under the Telecommunications Service Obligation (‘TSO’) between Telecom and Chorus to ensure that the appropriate demerged entity is responsible for providing the relevant services and products, such that residential telephone access remains available for all New Zealanders;

•

introduction of oversight of the transitional and long term commercial arrangements between Telecom and Chorus to ensure that these arrangements are on arm’s length terms, unlikely to harm competition and ensure the protection of confidential commercial and customer information;

•	removal of the requirement for accounting separation, which required Telecom to publish regulatory financial statements as if its business units were operated as independent and unrelated companies;

•	provision for a review of the obligations under the TSO in 2013; and

•	provision for a review of the telecommunications regulatory framework to be commenced no later than September 2016, with best endeavours to complete the review no later than 31 March 2019.

The table below highlights the key regulatory changes.

	Regulation Pre- Demerger	Regulation Post- Demerger
	Pre-Demerger Telecom	Telecom	Chorus
Operational separation undertakings	Yes	N/A	N/A
Accounting separation	Yes	No	No
Independent Oversight Group	Yes	No	No
Ownership restrictions	Yes	No	Yes
Open access undertakings[1]	N/A	No	Yes
Obligations under the TSO[2]	Yes	Yes	Yes
Line of business restrictions[3]	No	No	Yes
Oversight of transitional and long-term sharing and commercial arrangements between Chorus and Telecom	N/A	Yes	Yes

Notes:

1.	The new open access undertakings are primarily directed to the principles of non-discrimination and equivalence of inputs (i.e. all telecommunications providers are treated equally and on the same terms and conditions).
2.	The Telecommunications Amendment Act requires a review of the TSO in 2013.
3.	There is a transitional line of business restriction prohibiting Telecom from purchasing UCLL for three years.

The new regulatory environment significantly simplifies regulatory compliance and reduces compliance costs for both Telecom and Chorus.

Current Regulatory Regime

Following the demerger, the key regulation that Telecom is subject to includes:

•	a restriction on purchasing UCLL for three years after the demerger date;

•	certain TSO obligations (subject to any changes that may arise under the 2013 review);

•	continued mobile and number portability regulation;

•	the potential for regulation of price and non-price regulation requiring the resale of certain retail services; and

•	any further regulation implemented.

In addition, Telecom (and Chorus) is subject to oversight of the arm’s length commercial sharing arrangements between Telecom and Chorus post-demerger. It is also subject to other legislative requirements such as the Commerce Act 1986, the Fair Trading Act 1986, the Copyright Act 1994, as well as the Telecommunications Carrier Forum Codes of Conduct.

Telecom as a purchaser of regulated services and restrictions on purchasing UCLL

Telecom is now a purchaser directly (in the case of UBA) and indirectly (in the case of UCLL) of regulated services.

Telecom purchases UBA directly from Chorus, but is precluded from being an access seeker of the regulated UCLL service until 1 December 2014.

In order to ensure that Telecom continues to be able to provide voice and other services to its retail and wholesale customers and meet its TSO obligations, the Telecommunications Amendment Act introduced a new regulated service, namely Unbundled Copper Low Frequency Service (‘UCLFS’).

The initial pricing methodology for UCLFS is the geographically averaged price for Chorus’ full UCLL service if it is taken on a standalone basis or, in the case where a person is also purchasing Chorus’ UBA service for that line, the cost of any additional elements of Chorus’ local loop network that are not recovered in the price for Chorus’ UBA service. The final pricing principle is the same except the cost of any additional elements of Chorus’ local loop network that are not recovered in the price for Chorus’ UBA service are calculated using a TSLRIC (forward looking costing) methodology.

The New Zealand Commerce Commission (the ‘Commission’), of which the Telecommunications Commissioner is a member, is responsible for setting the regulated terms and conditions of supply for all of these services. It is currently consulting on the appropriate price for Chorus’ UCLL service. It is also required by the Telecommunications Amendment Act to use reasonable efforts to calculate the cost-based price for Chorus’ UBA service (which will apply from 1 December 2014) by 1 December 2012. Telecom expects that both of these pricing decisions may be subject to final pricing reviews on application by an interested party.

On 26 July 2012, the Commission issued a description paper inviting views on the approach it should take to implementing the benchmarking to set the Initial Pricing Principle for the Chorus UBA service. The Commission has also set out its timetable for the review which culminates in a final decision on 30 November 2012 for that service.

In the course of the Commission’s UCLL price review, it has also indicated that it may re-examine the relationship between the UCLFS and UCLL prices in the UCLL price review. All of these reviews have the potential to alter (including in a materially adverse manner) the input costs Telecom pays to Chorus. Given that Telecom is precluded from being an access seeker of the regulated UCLL service until 1 December 2014, it is potentially exposed to fluctuations in regulated input service costs in a different way to its competitors, which can purchase all of those services. A decision, for example, to de-link the UCLFS price from the UCLL price could result in Telecom facing an increase in its input costs relative to its retail service provider competitors until such time as it is able to purchase UCLL services.

Universal Service Obligations – TSO

The TSO is the regulatory mechanism by which universal service obligations for residential, local access and calling services are imposed and administered.

The TSO obligations (i.e. residential access continues to be made widely available, free local and emergency calling and price increases limited to CPI) have been retained post demerger, but split between Telecom and Chorus as follows:

•	Chorus will be required to maintain lines and coverage obligations; and

•	Telecom will be required to provide retail services at the capped prices.

The Government is scheduled to commence a comprehensive review of the TSO in 2013, as required by the Act. It is expected that this review will take into account the effect of separation; compensation and funding; implementation of a Universal Service Obligation (‘USO’) binding on all retail service providers; and enabling the TSO to be contestable. The review is expected to be completed in 2013 and there is no guarantee or certainty of the outcome with respect to any of the items covered within the regulatory framework review.

The Telecommunications Amendment Act also introduced the Telecommunications Development Levy (‘TDL’), which is an industry levy of $50 million per year between FY10 and FY16 and $10 million each year thereafter (adjusted for CPI) to be paid by certain market participants (termed ‘liable persons’) annually in arrears. The levy can be used to pay for any TSO charges, non-urban telecommunication infrastructure, upgrades to emergency calling and other wider purposes, as long as a consultation process is followed.

The amount payable by each liable person (including Telecom) will be determined by the Commission based on the proportion of revenue that each liable person receives from telecommunications services offered by means of a public telephone network. The Commerce Commission has issued a notification detailing who should be classified as a ‘liable person.’ How much each liable person will ultimately pay will be determined by what the Commission determines to be ‘qualified revenue.’ The Commerce Commission’s ‘qualified revenue’ decision is due out later this calendar year.

111 Emergency services review

The Government is also currently undertaking a review of the 111 emergency calling service arrangements and obligations to ensure that the 111 service operates in a framework which accommodates changing technologies, practices and industry structures, while providing certainty about the governance framework. The MED released a discussion paper on 10 February 2012 and received submissions on it in March 2012.

Continued Mobile, Resale and Number Portability Regulation

Telecom continues to provide a number of regulated services. In particular, Standard Terms Determinations, which set detailed and enforceable terms and conditions of supply, are currently in place for Mobile Termination Access Services and Local and Mobile Number Portability. Telecom is also a named provider of the following regulated services, although there are no regulated determinations setting the detailed terms and conditions of supply of any of these services in operation today:

•	Interconnection with Telecom’s PSTN;

•	Resale of retail price-capped local calling and access services;

•	Resale of retail non-price capped local calling and access services;

•	Resale of retail services offered as part of a bundle of services; and

•	Fixed to mobile pre-selection service.

Investigation into trans-Tasman mobile roaming

In May 2010, New Zealand’s Ministry of Economic Development (now a part of the Ministry of Business, Innovation and Employment) and Australia’s Department of Broadband, Communications and the Digital Economy released a discussion paper on trans-Tasman mobile roaming rates and pricing transparency. Telecom made submissions on the discussion document in July 2010. On 28 April 2011 the Ministries announced a joint investigation into trans-Tasman mobile roaming pricing. The New Zealand and Australian Governments have released a draft report on a joint investigation into trans-Tasman mobile roaming charges. The joint investigation has provided a number of options for both governments to consider, including regulation, requiring operators to enable roamers to use a local phone number without having to swap SIM cards, and price caps. Submissions are due on the draft report by 27 September 2012.

Other regulation

Telecom is also subject to the Telecommunications (Interception Capability) Act 2004, which requires network operators to ensure that every public telecommunications network that they own, control, or operate, and every telecommunications service that they provide in New Zealand, has interception capability meeting the specifications set out in that Act. These requirements, which are currently under review by the Government, have the potential to drive significant compliance costs.

Similarly, Telecom remains subject to the Radiocommunications Act 1989, which governs the allocation and use of spectrum in New Zealand, Telecom maintains significant spectrum holdings in New Zealand. The Government is also consulting on the design of a future auction of spectrum in the 700MHz range with an auction likely to take place in early 2013.

Telecom also continues to be subject to other legislative requirements such as the requirements of the Commerce Act 1986, Fair Trading Act 1986, Copyright Act 1994 and the Telecommunications Carriers Forum codes of conduct. Any significant proceedings involving Telecom, in relation to these legislative requirements and any other litigation, are detailed in note 27 to the financial statements in Telecom’s 2012 Annual Report.

Telecommunications regulatory framework review

The Telecommunications Amendment Act provides for a review of the telecommunications regulatory framework commencing before September 2016 and, with best endeavours, to complete the review by no later than 31 March 2019. The review must take into account the market structure and technology developments and competitive conditions in the industry at the time of the review, including the impact of fibre, copper, wireless and other telecommunications network investment. This review must consider whether the existing regulatory framework is most effective to promote competition and the legitimate commercial interests of access providers and seekers, to support innovation, and to encourage efficient investment.

Commerce Act litigation

The proceeding brought by the Commerce Commission under section 36 of the Commerce Act in relation to Telecom’s implementation and maintenance of high speed data transmission service pricing remains active. In September 2010, Telecom filed its proposed evidence on data revenue for the penalty hearing in the High Court and the Commerce Commission subsequently advised that it does not object to that evidence. The penalty hearing took place in December 2010 and a reserve judgment was delivered on 19 April 2011 ordering that Telecom pay a pecuniary penalty of $12 million. Telecom paid this penalty and appealed the penalty judgment to the Court of Appeal. The appeal hearing was held between 26 September and 4 October 2011. The Court of Appeal judgment was released in June 2012, dismissing Telecom’s appeal. The penalty hearing was heard on 21 November 2011, with the judgment reserved. On 3 August 2012 the Court of Appeal upheld the pecuniary penalty of NZ$12 million.

The proceeding commenced by the Commerce Commission in relation to Telecom’s introduction of the 0867 service under section 36 of the Commerce Act was concluded with the delivery of the Supreme Court judgment on 1 September 2010, following a hearing in June 2010. The Supreme Court dismissed the Commerce Commission’s appeal from the lower Courts’ finding that Telecom had not breached section 36 and ordered the Commerce Commission to pay Telecom costs of $50,000 in the Supreme Court. Telecom has settled its outstanding claim for costs in the High Court with the Commission.

Telecommunications Act Litigation

On 2 August 2011 Telecom and Vodafone announced that they had entered a full and final settlement of the various proceedings that they had initiated in relation to the Commerce Commission’s TSO determinations for FY04, FY05, FY06, FY07 and FY08. The terms of the settlement are confidential. The settlement followed the Supreme Court hearing in February 2011 of Telecom’s and Vodafone’s appeals in respect of the determinations for FY04, FY05, and FY06. The Supreme Court has issued a judgment in respect of the appeals, dismissing each of Telecom and Vodafone’s appeals as moot, and dismissing the Commerce Commission’s appeal in respect of the FY05 and FY06 determinations. Any residual issues are allocated to Chorus under the demerger Asset Allocation Plan and subject to the terms of a Separation Deed between Telecom and Chorus.

In October 2010 the Commerce Commission announced the commencement of an investigation into Telecom’s alleged breach of the Operational Separation Undertakings (the obligation not to discriminate) in respect of Chorus’ provision of Sub Loop Extension Services (‘SLES’) and Telecom Wholesale’s failure to provide Unbundled Bitstream Access (‘UBA’) with Sub Loop Unbundling (‘SLU’) and SLES. A settlement of this matter was entered into in October 2011 between Telecom, the Commerce Commission, Vodafone, Kordia, Orcon, Callplus, Airnet and Compass, pursuant to which the total sum of $31.6 million was paid by Telecom to compensate the various service providers, in agreed amounts. Any residual issues arising out of this matter are allocated to Chorus under the demerger Asset Allocation Plan and subject to the terms of a Separation Deed between Telecom and Chorus.

Certain ongoing litigation was allocated between Chorus and Telecom. The allocated party will manage the allocated litigation at their cost, with indemnities in place to ensure that the party to which they are allocated bears the economic risk of that litigation. The Separation Deed provides that claims under the indemnities must exceed a certain minimum claim amount and (other than those in relation to litigation) be brought before 30 June 2014. In addition, the amount payable under the indemnities and other claims under the Separation Deed is limited to $300 million.

Other litigation and investigations

As noted in the 2011 Annual Report, a notice of proposed adjustment (‘NOPA’) to Telecom’s 2008 New Zealand tax return had been received from the Inland Revenue Department (‘IRD’). Telecom responded, rejecting the IRD’s NOPA. In February 2012 the IRD and Telecom agreed to settle the dispute based on confidential terms.

Effect of outstanding claims

Telecom has other ongoing claims, investigations and inquiries, none of which it currently believes are expected to have significant effect on the financial position or profitability of Telecom. Telecom cannot reasonably estimate the adverse effect (if any) on Telecom if any of the foregoing outstanding claims or inquiries are ultimately resolved against Telecom’s interests. There can be no assurance that such litigation or inquiries will not have a significant effect on Telecom’s business, financial, position, results of operations or profitability.

Future expectations

Telecom currently expects the following financial outlook for the year ending 30 June 2013 (subject to strategy review):

•	FY13 EBITDA - flat to low single digit percentage decline.

•	Investing to hold broadband market share.

•	FY13 Capital expenditure of approximately $460 million (includes spectrum and an allowance for data centres spend).

•	FY13 Dividend policy - continuation of 90% payout ratio.

•	Dividend Reinvestment Plan retained.

•	Imputation expected to be between 70% and 100%.

This outlook is based on the current environment and economic, market and competitive conditions, which may change over time. Accordingly, this outlook is subject to material change. Telecom’s ability to achieve this outlook is subject to risks. Further details on Telecom’s risk factors are included in Telecom’s 2012 Annual Report, to be available at: http://investor.telecom.co.nz

Forward-looking statements and disclaimer

This management commentary includes forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 regarding future events and the future financial performance of Telecom. Such forward-looking statements are based on the beliefs of management as well as on assumptions made by and information currently available at the time such statements were made.

These forward-looking statements can be identified by words such as ‘anticipate’, ‘believe’, ‘estimate’, ‘expect’, ‘intend’, ‘will’, ‘plan’, ‘may’, ‘could’ and similar expressions. Any statements in this announcement that are not historical facts are forward-looking statements. These forward-looking statements are not guarantees or predictions of future performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond Telecom’s control, and which may cause actual results to differ materially from those projected in the forward-looking statements contained in this management commentary. Factors that could cause actual results or performance to differ materially from those expressed or implied in the forward-looking statements are discussed herein and also include Telecom’s anticipated growth strategies, Telecom’s future results of operations and financial condition, economic conditions in New Zealand and Australia; the regulatory environment in New Zealand; competition in the markets in which Telecom operates; risks related to the sharing arrangements with Chorus, other factors or trends affecting the telecommunications industry generally and Telecom’s financial condition in particular and risks detailed in Telecom’s filings with the U.S. Securities and Exchange Commission. Except as required by law or the listing rules of the stock exchanges on which Telecom is listed, Telecom undertakes no obligation to update any forward-looking statements whether as a result of new information, future events or otherwise.

The securities referred to in this announcement have not been, and will not be, registered under the United States Securities Act of 1933 or under the securities laws of any state or other jurisdiction of the United States. This announcement does not constitute an offer of securities in the United States or to any person to whom it would not be lawful outside Australia and New Zealand. Any securities described herein may not be offered or sold in the United States absent registration under the Securities Act or pursuant to an applicable exemption from registration, or to any person to whom it would not be lawful outside Australia and New Zealand.

Non-GAAP financial measures

Telecom results are reported under IFRS. This management commentary includes non-GAAP financial measures which are not prepared in accordance with IFRS. The non-GAAP financial measures used in this presentation include:

1.	EBITDA. Telecom calculates EBITDA by adding back (or deducting) depreciation, amortisation, finance expense/(income), share of associates’ (profits)/losses and taxation expense to net earnings/(loss) from continuing operations.

2.	Adjusted EBITDA. Adjusted EBITDA excludes significant one-off gains, expenses and impairments.

3.	Capital expenditure. Capital expenditure is the additions to property, plant and equipment and intangible assets, excluding goodwill and other non-cash additions that may be required by IFRS such as decommissioning costs.

4.	ARPU. Telecom calculates ARPU as revenue for the period (for mobile this is only voice and data revenue and excludes handset revenue) divided by an average number of customers.

5.	Adjusted free cash flow. Adjusted free cash flow utilises adjusted EBITDA rather than underlying EBITDA defined above.

6.	Adjusted operating revenue. Adjusted operating revenue excludes significant one-off gains.

7.	Adjusted net earnings. Adjusted net earnings are net earnings for the year adjusted by the same items to determine adjusted EBITDA, together with any adjustments to depreciation, amortisation and financing costs, whilst also allowing for any tax impact of those items.

Telecom believes that these non-GAAP financial measures provide useful information to readers to assist in the understanding of the financial performance, financial position or returns of Telecom, but that they should not be viewed in isolation, nor considered as a substitute for measures reported in accordance with IFRS. Non-GAAP financial measures as reported by Telecom may not be comparable to similarly titled amounts reported by other companies.

Glossary

The following terms included in this management commentary have the following meanings:

‘ARPU’	Average Revenue per User (or Customer)

‘Chorus’	Chorus Limited, representing the discontinued operations of the Chorus and regulated Wholesale business owned by Telecom until demerger on 30 November 2011

‘DSL’	Digital Subscriber Line, a family of communications technologies allowing high-speed data over existing copper-based telephony plant in the local loop

‘EBITDA’	Earnings Before Interest, Tax, Depreciation and Amortisation

‘EPS’	Earnings Per Share

‘FCA’	Full Cost Apportionment

‘FNT’	Fixed Network Transformation

‘FTE’	Full Time Equivalent head count

‘FTTN’	Fibre To The Node

‘FY’	Financial Year ended 30 June

‘GAAP’	Generally Accepted Accounting Principles

‘Group’	Telecom Corporation of New Zealand Limited including its subsidiaries and interests in associates.

‘ICT’	Information and Communication Technologies

‘IFRS’	International Financial Reporting Standards

‘ISDN’	Integrated Services Digital Network, a switched network providing end-to-end digital connectivity for simultaneous transmission of voice and/or data

‘NBN’	National Broadband Network, a new high-speed broadband network being built in Australia

‘MVNO’	Mobile Virtual Network Operator

‘NGT’	Telecom’s Next Generation Telecommunications business model

‘NM’	Not Meaningful

‘PSTN’	Public Switched Telephone Network, a nationwide dial-up telephone network used, or intended for use, in whole or in part, by the public for the purposes of providing telecommunication between telephone devices

‘H1 FY11’	Half Year Ended 31 December 2010

‘H2 FY11’	Half Year Ended 30 June 2011

‘H1 FY12’	Half Year Ended 31 December 2011

‘H2 FY12’	Half Year Ended 30 June 2012

‘RBI’	Rural Broadband Initiative

‘SLES’	Sub Loop Extension Service

‘SLU’	Sub Loop Unbundling

‘SMS’	Short Message Service

‘SMW3’	South East Asia Middle East Western Europe 3, an optical submarine telecommunications cable linking those regions

‘Southern Cross’ or ‘SX’	The Southern Cross Cables Group which consists of two sister companies Southern Cross Cables Holdings Limited and Pacific Carriage Holdings Limited

‘TDL’	Telecommunications Development Levy

‘Telecom’	Telecom Corporation of New Zealand Limited including its subsidiaries and interests in associates.

‘TSO’	Telecommunications Service Obligation recorded in the Telecommunications Service Obligation Deed for Local Residential Telephone Service between the Crown and Telecom New Zealand Limited, dated December 2001

‘UBA’	Unbundled Bitstream Access

‘UCLFS’	Unbundled Copper Low Frequency Service

‘UCLL’	Unbundled Copper Local Loop

‘UFB’	Ultra-Fast Broadband

‘Undertakings’	Operational Separation Undertakings means the Telecom operational separation undertakings in the form provided to the Minister of Communications and Information Technology on 25 March 2008 and approved by the Minister pursuant to Part 2A of the Telecommunications Act, as such undertakings may be amended or replaced from time to time

‘VDSL’	Very High Speed Digital Subscriber Line

‘VoIP’	Voice over Internet Protocol, a term used in IP telephony for managing the delivery of voice information using the IP

‘WACC’	Weighted Average Cost of Capital

Appendix – Supplemental information and KPIs

Telecom Group

Adjusted Group result

	H1 FY10 NZ$m	H2 FY10 NZ$m	H1 FY11 NZ$m	H2 FY11 NZ$m	H1 FY12 NZ$m	H2 FY12 NZ$m
Adjusted operating revenues and other gains
Local service	507	497	486	469	457	448
Calling	518	485	479	449	394	360
Interconnection	83	95	100	95	53	51
Mobile	426	400	405	420	445	459
Data	319	307	291	283	268	259
Broadband and internet	256	255	250	237	238	216
IT services	234	252	274	287	267	277
Resale	147	131	124	111	93	50
Other operating revenue	133	105	114	85	97	90
Other gains	—	27	14	13	10	8

Adjusted operating revenues and other gains	2,623	2,554	2,537	2,449	2,322	2,218

Adjusted operating expenses
Labour	439	419	421	411	411	386
Intercarrier costs	813	781	801	758	641	519
Other operating expenses	933	876	828	767	782	753

Adjusted operating expenses	2,185	2,076	2,050	1,936	1,834	1,658

Adjusted EBITDA - continuing operations	438	478	487	513	488	560
Adjusted EBITDA - discontinued operations	434	414	381	420	321	—

Adjusted EBITDA - total	872	892	868	933	809	560

Appendix – Supplemental information and KPIs

Telecom Group

Group revenue & cost breakdown

	H1 FY10	H2 FY10	H1 FY11	H2 FY11	H1 FY12	H2 FY12
Calling
National - $m	318	305	281	263	238	225
International - $m	175	160	180	165	139	120
Other - $m	25	20	18	21	17	15

	518	485	479	449	394	360
Broadband and internet
Broadband revenue - $m	229	228	226	216	219	201
Internet revenue - $m	27	27	24	21	19	15

	256	255	250	237	238	216
IT Services Revenue
Procurement - $m	93	103	99	123	96	120
Professional Services - $m	17	20	20	20	20	21
Managed Services - $m	118	121	150	140	147	131
Other - $m	6	8	5	4	4	5

Total IT Services - $m	234	252	274	287	267	277

Southern Cross Dividends - $m	44	19	39	32	26	32

Other Operating Expenses
Mobile Cost of Sales - $m	168	130	126	117	153	182
Other Cost of Sales - $m	140	152	164	169	155	163
Chorus related costs - $m	194	183	154	189	155	—
Other operating expenses - $m	431	411	384	292	319	408

	933	876	828	767	782	753

Local Service
Access Lines (Retail, Gen-i, Wholesale) (000)	1,625	1,600	1,579	1,551	1,514	1,489

FTE Permanent - continuing operations	8,087	8,112	7,555	7,695	7,416	7,424
FTE Contractors - continuing operations	640	605	703	620	446	442

FTE Total - continuing operations	8,727	8,717	8,258	8,315	7,862	7,866

Basic EPS	13	7	9	—	52	8
Basic EPS (Adjusted)	13	7	8	12	12	9

Dividend per share declared	12.0	12.0	7.0	13.0	9.0	11.0

Other Operating Expenses
Network support - $m	47	34	47	42	47	42
Maintenance and other direct costs - $m	21	21	19	14	12	4
Mobile acquisitions, upgrades and dealer commissions - $m	168	130	126	117	153	182
Procurement and IT services - $m	140	152	164	169	155	163
Broadband, internet and other - $m	161	164	128	149	139	140
Computer costs - $m	103	94	98	60	51	38
Advertising, promotions and communications - $m	61	36	42	26	37	28
Accommodation and co-location costs - $m	84	87	86	92	88	64
Outsourcing - $m	20	16	12	10	9	11
Travel - $m	12	9	12	7	6	8
Bad debts - $m	7	10	10	8	6	3
Field services - $m	31	25	25	28	28	23
Other expenses - $m	78	98	59	45	51	47

	933	876	828	767	782	753

Appendix – Supplemental information and KPIs

Telecom Group

Adjusted revenue and adjusted EBITDA by Unit

	H1 FY10	H2 FY10	H1 FY11	H2 FY11	H1 FY12	H2 FY12
	NZ$m	NZ$m	NZ$m	NZ$m	NZ$m	NZ$m
Adjusted operating revenue and other gains
Wholesale & International	483	481	527	501	387	358
Retail	1,049	1,027	1,012	1,003	962	966
Gen-i	722	727	714	708	683	677
AAPT	570	539	477	423	370	294
T&SS	306	297	305	284	279	181
Corporate	94	66	91	87	107	116
Revenue from discontinued operations	21	25	29	22	21	—
Eliminations	(622)	(608)	(618)	(579)	(487)	(374)

	2,623	2,554	2,537	2,449	2,322	2,218

Adjusted EBITDA
Wholesale & International	79	85	75	70	79	75
Retail	176	230	240	253	233	273
Gen-i	99	124	105	132	123	140
AAPT	67	69	46	44	40	48
T&SS	—	(2)	—	4	1	(1)
Corporate	17	(28)	21	10	12	25

Continuing operations	438	478	487	513	488	560
Discontinued operations	434	414	381	420	321	—

Total group adjusted EBITDA	872	892	868	933	809	560

Appendix – Supplemental information and KPIs

Telecom

Financial breakdown by business unit – Wholesale & International

	H1 FY10	H2 FY10	H1FY11	H2 FY11	H1 FY12	H2 FY12
	NZ$m	NZ$m	NZ$m	NZ$m	NZ$m	NZ$m
Adjusted operating revenues and other gains
Local service	93	99	107	111	117	119
Calling	125	115	136	126	103	91
Interconnection	64	75	80	78	35	33
Mobile	4	6	4	2	2	2
Data	43	42	42	49	49	49
Broadband and internet	1	1	1	—	—	1
Other operating revenue	13	12	13	11	10	9
Internal revenue	140	131	144	124	65	54
Other gains	—	—	—	—	6	—

	483	481	527	501	387	358

Adjusted operating expenses
Labour	21	20	20	18	12	10
Intercarrier costs	248	244	281	268	198	185
Other operating expenses	19	15	21	19	8	19
Internal expenses	116	117	130	126	90	69

	404	396	452	431	308	283

Adjusted EBITDA	79	85	75	70	79	75

The financial results of Wholesale & International represent, and have been re-presented for, continuing operations only and exclude certain regulated Wholesale results that have been allocated to discontinued operations.

Appendix – Supplemental information and KPIs

Analysis & KPI’s – Wholesale & International

	H1 FY10	H2 FY10	H1FY11	H2 FY11	H1 FY12	H2 FY12
Local Service
Access Lines (000)	352	374	402	414	417	440

Calling
National - $m	9	7	7	7	5	5
International - $m	113	107	128	117	96	84
Other - $m	3	1	1	2	2	2

	125	115	136	126	103	91

Analysis of international calls:
International calling revenue comprised:
International outward revenue - $m	7	8	8	8	7	7
International inward revenue - $m	13	7	6	5	4	3
International transits revenue - $m	93	92	114	104	85	74

	113	107	128	117	96	84

International calling minutes comprised:
International outward minutes (m)	79	84	83	114	98	93
International inward minutes (m)	181	113	101	87	78	64
International transits minutes (m)	1,385	1,379	1,418	1,266	1,248	1,121

	1,645	1,576	1,602	1,467	1,424	1,278

International calling - average revenue per minute:
International outward revenue per minute (cents)	8.86	9.52	9.64	7.02	7.14	7.53
International inward revenue per minute (cents)	7.18	6.19	5.94	5.75	5.13	4.69

Analysis of international transits:
International transit revenue - $m	93	92	114	104	85	74
International intercarrier costs - $m	79	71	96	88	67	57

Gross margin - $m	14	21	18	16	18	17
Average margin per minute (cents)	1.01	1.52	1.27	1.26	1.44	1.52

Interconnect Revenues
PSTN & Other interconnection - $m	31	33	33	30	28	26
Mobile to mobile interconnection - $m	33	42	47	48	7	7

	64	75	80	78	35	33

Broadband and internet
Broadband revenue - $m	1	1	1	—	—	1

Other Operating Expenses
Mobile Cost of Sales - $m	2	(1)	—	—	1	1
Other operating expenses - $m	17	16	21	19	7	18

	19	15	21	19	8	19

FTE Permanent	375	349	340	333	206	206
FTE Contractors	14	12	6	9	2	3

FTE Total[1]	389	361	346	342	208	209

[1]	50 FTEs related to regulated Wholesale have been removed from the prior comparative periods H1 FY10 to H2 FY11.

Appendix – Supplemental information and KPIs

Telecom

Financial breakdown by business unit – Retail

	H1 FY10	H2 FY10	H1FY11	H2 FY11	H1 FY12	H2 FY12
	NZ$m	NZ$m	NZ$m	NZ$m	NZ$m	NZ$m
Adjusted operating revenues and other gains
Local service	345	333	320	305	296	285
Calling	170	158	155	147	134	126
Mobile	308	286	296	313	328	344
Data	11	11	10	9	9	9
Broadband and internet	142	147	150	150	158	157
IT services	6	8	6	5	4	5
Other operating revenue	9	13	14	13	11	14
Internal revenue	58	58	61	61	22	23
Other gains	—	13	—	—	—	3

	1,049	1,027	1,012	1,003	962	966

Adjusted operating expenses
Labour	82	80	75	72	66	67
Intercarrier costs	187	181	176	168	161	168
Other operating expenses	239	195	185	157	218	323
Internal expenses	365	341	336	353	284	135

	873	797	772	750	729	693

Adjusted EBITDA	176	230	240	253	233	273
Analysis & KPI’s – Retail
Local Service
Access Lines (000)	1,191	1,146	1,099	1,061	1,023	976

Calling
National - $m	126	119	119	113	103	99
International - $m	32	30	28	26	23	20
Other - $m	12	9	8	8	8	7

	170	158	155	147	134	126
Analysis of national calls:
National calling revenue comprised
National - $m	49	50	50	49	45	45
Mobile - $m	69	62	62	58	52	48
National 0800 - $m	8	7	7	6	6	6

	126	119	119	113	103	99

National calling minutes comprised
National (m)	597	578	590	574	549	508
Mobile (m)	196	184	180	175	166	158
National 0800 (m)	24	22	22	21	20	19

	817	784	792	770	735	685

National calling - average revenue per minute
National (cents)	8.21	8.65	8.47	8.54	8.20	8.86
Mobile (cents)	35.20	33.70	34.44	33.14	31.33	30.38
National 0800 (cents)	33.33	31.82	31.82	28.57	30.00	31.58

Analysis of international calls:
International outward revenue - $m	32	30	28	26	23	20
International outward minutes (m)	187	172	165	159	152	144
International outward revenue per minute (cents)	17.11	17.44	16.97	16.35	15.13	13.89

Appendix – Supplemental information and KPIs

Analysis & KPI’s – Retail (continued)

	H1 FY10	H2 FY10	H1 FY11	H2 FY11	H1 FY12	H2 FY12
Mobile (Retail & Gen-i)
Mobile revenue:
Voice revenue - $m	222	205	208	207	202	195
Data revenue - $m	127	127	135	137	146	157
Other mobile revenue - $m	57	48	48	66	90	100

	406	380	391	410	438	452

Mobile call minutes (m)	758	701	698	675	658	737
Mobile call minutes per user per month	56	52	54	52	55	61
Mobile call price per minute (cents)	29.29	29.24	29.80	30.67	30.70	26.46

New Zealand average revenue per user (‘ARPU’)
ARPU - $ per month	26.40	24.84	26.87	26.64	29.18	29.14
Postpaid - $ per month	54.85	51.79	54.79	54.11	55.59	55.36
Prepaid - $ per month	8.95	8.79	9.52	9.63	10.29	9.35
Voice - $ per month	16.81	15.32	16.32	16.05	16.91	16.14
Data - $ per month	9.60	9.52	10.54	10.59	12.26	13.00

Number of mobile customers at period end (000) (New Zealand - Group)
Postpaid	859	840	829	830	857	893
Prepaid	1,431	1,312	1,347	1,249	1,157	1,123
Internal postpaid	20	19	16	18	17	15

Total mobile customers (CDMA & XT)	2,310	2,171	2,192	2,097	2,031	2,031

XT Postpaid (000)	267	369	518	607	723	830
XT Prepaid (000)	200	343	492	576	669	735

Total XT customers (000)	467	712	1,010	1,183	1,392	1,565

Data only devices (000) (Retail & Gen-i)[1]	110	144	162	187	212	227

Broadband and internet
Broadband revenue - $m	132	137	142	144	153	152
Internet revenue - $m	10	10	8	6	5	5

	142	147	150	150	158	157

Broadband connections (000)	559	579	580	591	598	599
Dial up connections (000)	107	93	82	73	64	55

IT Services Revenue
Procurement - $m	—	—	1	1	—	—
Other - $m	6	8	5	4	4	5

Total IT Services - $m	6	8	6	5	4	5

Other Operating Expenses
Mobile Cost of Sales - $m	127	92	90	83	117	147
Other Cost of Sales - $m	8	2	4	3	3	3
Other operating expenses - $m	104	101	91	71	98	173

	239	195	185	157	218	323

FTE Permanent	2,036	2,197	2,004	1,840	1,740	1,688
FTE Contractors	166	109	101	137	123	125

FTE Total	2,202	2,306	2,105	1,977	1,863	1,813

[1]	Data only devices comparative information has been restated.

Appendix – Supplemental information and KPIs

Telecom

Financial breakdown by business unit – Gen-i

	H1 FY10	H2 FY10	H1FY11	H2 FY11	H1 FY12	H2 FY12
Gen-i Total	NZ$m	NZ$m	NZ$m	NZ$m	NZ$m	NZ$m

Adjusted operating revenues and other gains
Local service	54	53	50	48	44	44
Calling	84	80	75	75	68	65
Mobile	98	94	95	97	110	108
Data	193	181	168	147	140	134
Broadband and internet	12	11	11	8	8	9
IT services	228	244	268	282	263	272
Resale	3	3	2	2	1	1
Other operating revenue	16	10	7	7	6	4
Internal revenue	34	47	38	42	39	40
Other gains	—	4	—	—	4	—

	722	727	714	708	683	677

Adjusted operating expenses
Labour	167	160	171	162	156	138
Intercarrier costs	24	24	24	23	25	31
Other operating expenses	217	224	230	218	214	244
Internal expenses	215	195	184	173	165	124

	623	603	609	576	560	537

Adjusted EBITDA	99	124	105	132	123	140

Appendix – Supplemental information and KPIs

Financial breakdown by business unit – Gen-i (continued)

The following is a break down of Gen-i into Telecommunications and IT Solutions

Telecommunication solutions	H1 FY10 NZ$m	H2 FY10 NZ$m	H1 FY11 NZ$m	H2 FY11 NZ$m	H1 FY12 NZ$m	H2 FY12 NZ$m

Adjusted operating revenues and other gains
Local service	54	53	50	48	44	44
Calling	84	80	75	75	68	65
Mobile	98	94	95	97	110	108
Data	193	181	168	147	139	133
Broadband and internet	12	11	11	8	8	9
IT services	20	15	31	27	26	25
Resale	3	3	2	2	1	1
Other operating revenue	13	7	6	6	5	2
Internal revenue	20	25	28	27	20	27
Other gains	—	4	—	—	—	—

	497	473	466	437	421	414

Adjusted operating expenses
Labour	92	90	91	84	72	62
Intercarrier costs	24	24	24	23	25	31
Other operating expenses	84	69	83	62	66	89
Internal expenses	211	190	178	165	154	119

	411	373	376	334	317	301

Adjusted EBITDA	86	100	90	103	104	113

IT solutions	H1 FY10 NZ$m	H2 FY10 NZ$m	H1 FY11 NZ$m	H2 FY11 NZ$m	H1 FY12 NZ$m	H2 FY12 NZ$m

Adjusted operating revenues and other gains
Data	—	—	—	—	1	1
IT services	208	229	237	255	237	247
Other operating revenue	3	3	1	1	1	2
Internal revenue	14	22	10	15	19	13
Other gains	—	—	—	—	4	—

	225	254	248	271	262	263

Adjusted operating expenses
Labour	75	70	80	78	84	76
Other operating expenses	133	155	147	156	148	155
Internal Expenses	4	5	6	8	11	5
	212	230	233	242	243	236

Adjusted EBITDA	13	24	15	29	19	27

Appendix – Supplemental information and KPIs

Analysis & KPI’s – Gen-i

	H1 FY10	H2 FY10	H1 FY11	H2 FY11	H1 FY12	H2 FY12
Local Service
Access Lines (000)	82	80	78	76	74	73

Calling
National - $m	67	65	60	59	56	55
International - $m	7	5	6	5	5	4
Other - $m	10	10	9	11	7	6

	84	80	75	75	68	65

Analysis of national calls:
National calling revenue comprised
National - $m	9	11	8	6	6	7
Mobile - $m	32	28	28	26	24	21
National 0800 - $m	26	26	24	27	26	27

	67	65	60	59	56	55

National calling minutes comprised
National (m)	143	139	143	142	109	110
Mobile (m)	128	121	128	124	124	113
National 0800 (m)	297	289	301	303	292	293

	568	549	572	569	525	516

National calling - average revenue per minute
National (cents)	6.29	7.91	5.59	4.23	5.50	6.36
Mobile (cents)	25.00	23.14	21.88	20.97	19.35	18.58
National 0800 (cents)	8.75	9.00	7.97	8.91	8.90	9.22

Analysis of international calls:
International outward revenue - $m	7	5	6	5	5	4
International outward minutes (m)	27	25	25	23	25	21
International outward revenue per minute (cents)	25.93	20.00	24.00	21.74	20.00	19.05

Broadband and internet
Broadband revenue - $m	12	11	11	8	8	9
Broadband connections (000)	19	19	19	19	19	20

IT Services Revenue
Procurement - $m	93	103	98	122	96	120
Professional Services - $m	17	20	20	20	20	21
Managed Services - $m	118	121	150	140	147	131

Total IT Services - $m	228	244	268	282	263	272

Other Operating Expenses
Mobile Cost of Sales - $m	39	39	36	34	35	34
Other Cost of Sales - $m	132	150	160	166	152	160
Other operating expenses - $m	46	35	34	18	27	50

	217	224	230	218	214	244

FTE Permanent - Telcommunication solutions	1,187	1,172	1,102	1,072	880	903
FTE Permanent - IT solutions	1,588	1,554	1,556	1,580	1,448	1,436

Total FTE Permanent	2,775	2,726	2,658	2,652	2,328	2,339

FTE Contractors - Telcommunication solutions	52	72	78	47	25	27
FTE Contractors - IT solutions	148	153	241	199	119	106

Total FTE Contractors	200	225	319	246	144	133

FTE Total	2,975	2,951	2,977	2,898	2,472	2,472

Appendix – Supplemental information and KPIs

Telecom

Financial breakdown by business unit – AAPT

	H1 FY10	H2 FY10	H1 FY11	H2 FY11	H1 FY12	H2 FY12	H1 FY10	H2 FY10	H1 FY11	H2 FY11	H1 FY12	H2 FY12
	NZ$m	NZ$m	NZ$m	NZ$m	NZ$m	NZ$m	A$m	A$m	A$m	A$m	A$m	A$m
Adjusted operating revenues and other gains
Local service	15	12	9	5	—	—	12	9	8	3	—	—
Calling	139	132	113	101	89	78	112	103	88	76	70	60
Interconnection	19	20	20	17	18	18	16	15	15	14	14	14
Mobile	16	14	10	8	5	5	13	11	8	6	4	4
Data	72	73	71	78	70	67	57	58	56	59	55	52
Broadband and internet	101	96	88	79	72	49	82	75	70	59	56	38
Resale	144	128	122	109	92	49	114	102	95	82	71	38
Other operating revenue	9	21	4	—	2	4	9	16	3	—	2	3
Internal revenue	55	43	40	26	22	24	43	35	32	19	17	18

	570	539	477	423	370	294	458	424	375	318	289	227

Adjusted operating expenses
Labour	88	84	75	74	64	65	70	66	59	54	51	50
Intercarrier costs	298	275	264	241	208	134	239	216	207	182	162	104
Other operating expenses	85	82	61	41	38	30	68	67	48	30	29	24
Internal expenses	32	29	31	23	20	17	25	23	23	19	16	13

	503	470	431	379	330	246	402	372	337	285	258	191

Adjusted EBITDA	67	69	46	44	40	48	56	52	38	33	31	36
Analysis & KPI’s – AAPT
Local Service
Consumer access Lines (000)							227	199	n/a	n/a	n/a	n/a

Calling
National - A$m							95	89	74	63	58	51
International - A$m							17	14	14	13	12	9

							112	103	88	76	70	60

Broadband and internet
Broadband revenue - A$m							68	62	57	48	45	30
Internet revenue - A$m							14	13	13	11	11	8

							82	75	70	59	56	38

Consumer broadband connections (000)							120	113	n/a	n/a	n/a	n/a

Other Operating Expenses - A$m							68	67	48	30	29	24

							68	67	48	30	29	24

FTE Permanent							1,166	1,120	882	781	768	751
FTE Contractors							53	40	34	9	14	14

FTE Total							1,219	1,160	916	790	782	765

Appendix – Supplemental information and KPIs

Telecom

Financial breakdown by business unit – T&SS

	H1 FY10	H2 FY10	H1 FY11	H2 FY11	H1 FY12	H2 FY12
	NZ$m	NZ$m	NZ$m	NZ$m	NZ$m	NZ$m
Adjusted operating revenues and other gains
Other operating revenue	5	3	4	5	14	24
Internal revenue	301	284	287	271	265	152
Other gains	—	10	14	8	—	5

	306	297	305	284	279	181

Adjusted operating expenses
Labour	53	48	53	55	62	57
Intercarrier costs	56	57	56	58	49	1
Other operating expenses	152	137	150	116	123	116
Internal expenses	45	57	46	51	44	8

	306	299	305	280	278	182

Adjusted EBITDA	—	(2)	—	4	1	(1)
Analysis & KPI’s – T&SS
FTE Permanent	1,516	1,481	1,430	1,843	1,766	1,814
FTE Contractors	200	209	225	206	117	132

FTE Total	1,716	1,690	1,655	2,049	1,883	1,946

Appendix – Supplemental information and KPIs

Telecom

Financial breakdown by business unit – Corporate

	H1 FY10	H2 FY10	H1FY11	H2 FY11	H1 FY12	H2 FY12
	NZ$m	NZ$m	NZ$m	NZ$m	NZ$m	NZ$m
Adjusted operating revenues and other gains
Other operating revenue	60	21	43	27	33	35
Internal revenue	34	45	48	55	74	81
Other gains	—	—	—	5	—	—

	94	66	91	87	107	116

Adjusted operating expenses
Labour	28	27	27	30	51	49
Other operating expenses	27	40	27	27	26	21
Internal expenses	22	27	16	20	18	21

	77	94	70	77	95	91

Adjusted EBITDA	17	(28)	21	10	12	25
Analysis & KPI’s – Corporate
Southern Cross Dividends - $m	44	19	39	32	26	32

FTE Permanent	219	239	241	246	608	626
FTE Contractors	7	10	18	13	46	35

FTE Total	226	249	259	259	654	661

Appendix – Supplemental information and KPIs

Telecom

Discontinued operations

	H1 FY10	H2 FY10	H1 FY11	H2 FY11	H1 FY12
	NZ$m	NZ$m	NZ$m	NZ$m	NZ$m
Adjusted operating revenues and other gains
Local service	9	13	13	13	13
Data	5	7	8	10	9
Broadband and internet	41	42	40	54	44
Other operating revenue	14	9	14	17	13
Internal revenue	514	500	465	498	417

	583	571	540	592	496

Adjusted operating expenses
Labour	18	17	18	19	17
Other operating expenses	110	115	112	131	137
Internal expenses	21	25	29	22	21

	149	157	159	172	175

Adjusted EBITDA[1]	434	414	381	420	321
Analysis & KPI’s – Discontinued operations
FTE Permanent	263	281	308	312	—
FTE Contractors	11	17	7	13	—

FTE Total	274	298	315	325	—

[1]	Before demerger/refinancing costs

Appendix – Supplemental information and KPIs

Telecom Group

Capex Summary (Continuing & Discontinued Operations)

	H1 FY10	H2 FY10	H1 FY11	H2 FY11	H1 FY12	H2 FY12
	NZ$m	NZ$m	NZ$m	NZ$m	NZ$m	NZ$m
Transformation and regulation
FTTN	78	74	68	68	40	—
FNT	42	23	7	1	—	—
Retail NGT	47	62	40	25	23	13
Separation	92	71	57	34	12	—
UFB[1]	—	—	—	—	43	(14)
RBI	—	—	—	—	11	1
Other Regulatory	5	2	2	3	1	3

Total transformation and regulation	264	232	174	131	130	3

Business sustaining
WCDMA mobile network	29	71	63	44	42	46
IT systems	22	47	29	26	25	34
Gen-i	18	41	37	29	20	51
AAPT	24	53	39	17	18	22
Southern Cross capacity	33	15	—	4	1	3
Network maintenance and growth	87	118	73	111	55	12
New products and services	7	40	29	32	11	6
Other business sustaining	16	66	36	40	23	26

Total business and sustaining	236	451	306	303	195	200

Total Group	500	683	480	434	325	203

Capital expenditure is presented on an accruals basis.

[1]	UFB costs for H2 FY12 were affected by reassessment made across FY12 of estimates made around demerger date.